================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               ELBIT SYSTEMS LTD.

                                (Name of Issuer)

  ORDINARY SHARES, NOMINAL VALUE 1.00 NEW ISRAELI SHEKELS    M3760D101
                        PER SHARE
  -------------------------------------------------------    ---------
                 (Title of class of securities)

                               ZVI FIRON, ADVOCATE
                     M. FIRON & CO., ADVOCATES AND NOTARIES
                           16 ABBA HILLEL SILVER ROAD
                                RAMAT GAN, ISRAEL
                                  972-3-7540000

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 (Name, address and telephone number of person authorized to receive notices and communications)

                             (SEE EXPLANATORY NOTE)
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. M3760D101                   13D/A                               Page 2
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1.      Names of Reporting Person:  Michael Federmann
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           16,778,469/1/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      16,755,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        16,778,469/1/2/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        41.15%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

----------

(1) The 16,778,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 16,755,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

(2) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary shares, as a result of a Shareholders Agreement between Koor and certain of the Reporting Persons dated December 27, 2005, as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                   13D/A                               Page 3
--------------------------------------------------------------------------------
1.      Names of Reporting Person:  Federmann Enterprises Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           16,778,469/1/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      16,755,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        16,778,469/1/2/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        41.15%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------

(1) The 16,778,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 16,755,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

(2) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary shares, as a result of a Shareholders Agreement between Koor and certain of the Reporting Persons dated December 27, 2005, as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                   13D/A                               Page 4
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1.      Names of Reporting Person:  Heris Aktiengesellschaft
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: N/A


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


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6.     Citizenship or Place of Organization             Liechtenstein


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Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           3,836,458/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      3,836,458

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,836,458/1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        9.40%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------

(1) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary shares (based on the Issuer then current share capital), as a result of a Shareholders Agreement between Koor and certain of the Reporting Persons as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                   13D/A                               Page 5
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1.      Names of Reporting Person:  Beit Federmann Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           16,778,469/1/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      16,755,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        16,778,469/1/2/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        41.15%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------

(1) The 16,778,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 16,755,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

(2) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary shares, as a result of a Shareholders Agreement between Koor and certain of the Reporting Persons dated December 27, 2005, as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                   13D/A                               Page 6
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1.      Names of Reporting Person:  Beit Bella Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           16,778,469/1/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      16,755,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        16,778,469/1/2/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        41.15%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------

(1) The 16,778,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 16,755,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

(2) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary sharesas a result of a Shareholders Agreement between Koor and certain of the Reporting Persons dated December 27, 2005, as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. M3760D101                   13D/A                               Page 7
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1.      Names of Reporting Person:  Beit Yekutiel Ltd.
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: BK


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Israel


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             -0-
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           16,778,469/1/2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        -0-
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      16,755,448

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        16,778,469/1/2/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        41.15%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

----------

(1) The 16,778,469 Ordinary Shares beneficially owned by the Reporting Person consist of an aggregate 16,755,448 Ordinary Shares beneficially owned by the Reporting Person and 23,021 Ordinary Shares held by a wholly owned subsidiary of the Issuer (as defined in Item 1 below) which, under Israeli law, are considered or, prima facie, deemed to be beneficially owned by the Reporting Person.

(2) The Reporting Person may also be deemed to have shared voting power with respect to, and to beneficially own, an additional 3,160,000 shares of the Issuer that are owned by Koor Industries, Ltd. ("Koor"), representing an additional 7.75% of the Issuer's outstanding ordinary shares, as a result of a Shareholders Agreement between Koor and certain of the Reporting Persons dated December 27, 2005, as amended on July 6, 2005, a description of which is attached as Schedule F hereto. The Reporting Person disclaims beneficial ownership of such shares.

                                Explanatory Note

                  This  Amendment  No. 4 to the Schedule 13D amends and restates
Schedule 13D and Amendments No. 1, No. 2 and No. 3 to the Schedule 13D previously filed with the Securities and Exchange Commission (collectively, the "Prior Schedule").

Item 1.       Security and Issuer.

                  The title and class of equity security to which this Amendment No. 4 to the Schedule 13D relates is ordinary shares, nominal value 1.00 New Israeli Shekels per share (the "Ordinary Shares"), of the Elbit Systems Ltd. (the "Issuer"), a corporation existing under the laws of the State of Israel. The address of the Issuer's principal executive offices is Advanced Technology Center, Haifa, Israel 31053.

                  The Ordinary Shares are traded on the NASDAQ National Market System and the Tel Aviv Stock Exchange.

                  The CUSIP number for the Ordinary Shares is M3760D101.

Item 2.       Identity and Background.

                  This statement is being filed by Michael Federmann, for and on behalf of himself, Federmann Enterprises Ltd. ("FEL"), Heris Aktiengesellschaft ("HF"), Beit Federmann Ltd. ("BFL"), Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL") (collectively, the "Reporting Persons" or the "Federmann Group"). Michael Federmann is the controlling shareholder of each of BBL and BYL; BBL and BYL are the controlling shareholders of BFL; BFL is the controlling shareholder of FEL; and FEL is the controlling shareholder of HF. The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(k) under the 1934 Act. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

                  The business address of Mr. Michael Federmann is c/o Federmann Enterprises Ltd., 87 Hayarkon Street, Tel-Aviv, Israel. Mr. Michael Federmann is the Chairman of the Board of Directors of each of FEL (see description below) and Dan Hotels Corp. Ltd., which is principally engaged in the business of operating luxury hotels in Israel. The address of Dan Hotels Corp. Ltd. is 111 Hayarkon Street, Tel Aviv, Israel. Mr. Michael Federmann is also the Chairman of the Board of Directors of the Issuer, which is principally engaged in the development, manufacturing and integration of advanced, high-performance defense electronics systems. The address of the Issuer is set forth in Item 1 above. Mr. Michael Federmann is a citizen of the State of Israel.

                  FEL is a corporation existing under the laws of the State of Israel with its principal executive offices located at 87 Hayarkon Street, Tel-Aviv, Israel. The principal business activity of FEL is the holding and managing of investments in private and public companies.

                  HF is a corporation existing under the laws of the State of Liechtenstein with its principal executive offices located at Aeulestrasse 38 F1-9490 Vaduz Forstentum Liechtenstein, c/o Prasidial-Anstalt. The principal business activity of HF is the holding of investments in private and public companies.

                  Each of BFL, BBL and BYL is a corporation existing under the laws of the State of Israel with its registered offices located at 16 Abba Hillel Silver Road, Ramat Gan, Israel, c/o M. Firon & Co., Advocates and Notaries. The principal business activity of each of BFL, BBL and BYL is the holding of investments in private companies.

                  The name, present business address, present principal occupation or employment and citizenship of each director and executive officer of FEL, HF, BFL, BBL and BYL are set forth on Schedules A, B, C, D and E attached hereto, respectively.

                  During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

                  On December 19, 1999, the Issuer, FEL, HF, Rehovot Instruments Ltd. and Elop Electro-Optics Industries Ltd. ("Elop") entered into a Merger Agreement (the "Merger Agreement"), pursuant to which Elop would be merged into and become a subsidiary of the Issuer in exchange for the issuance by the Issuer of an aggregate of 12,100,000 Ordinary Shares to FEL and HF. The merger transaction contemplated under the Merger Agreement was completed on July 5, 2000.

                  Concurrently with the signing of the Merger Agreement, on December 19, 1999 Elron Electronic Industries Ltd. ("Elron"), FEL and HF entered into a Shareholders' Agreement (the "Old Shareholders Agreement") which governed the relations between Elron, FEL and HF as shareholders of the Issuer following the merger. Pursuant to the Old Shareholders Agreement, should any party to the Old Shareholders Agreement desire to transfer any of its Ordinary Shares and the rights associated with such shares ("Associated Rights") to a third party, it must first offer such Ordinary Shares and Associated Rights to the other parties of the Old Shareholders Agreement. On July 8, 2004, Elron entered into an agreement with Tadiran Communications Ltd. to sell its 7,815,448 Ordinary Shares and Associated Rights for $196.5 million, subject to Elron's obligations under the Old Shareholders Agreement to first offer the Ordinary Shares and Associated Rights to FEL and HF on the same terms and conditions as were agreed between Elron and Tadiran Communications Ltd. After Elron made the offer to FEL and HF, FEL exercised on July 28, 2004 its rights to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron.

                  In order to obtain some of the funds to purchase the 7,815,448 Ordinary Shares and Associated Rights from Elron, FEL entered into a loan agreement with Bank Leumi Le'Israel B.M. (the "Lender"), dated July 28, 2004 (the "Loan Agreement") and two related security agreements with the Lender, each dated July 28, 2004 (each, a "Security Agreement"). A summary of the Loan Agreement is attached hereto as Exhibit 3 and a summary of the Security Agreements is attached hereto as Exhibit 4.

The remainder of the purchase price was paid by FEL from its own funds. Under the Loan Agreement, the Lender made the following loans to FEL:

                  (1) a loan in an amount of approximately $111 million, which was secured by 4,915,448 Ordinary Shares pledged in favor of the Lender. From September 23, 2004 through April 18, 2005, FEL paid back the Lender approximately $61 million under this loan. Currently, $50 million remain outstanding and secured by 1,755,448 Ordinary Shares pledged in favor of the Lender.

                  (2) two loans in the total amount of $51 million, one of which is secured by 2,900,000 Ordinary Shares pledged in favor of the Lender. On September 20, 2004, FEL paid back the Lender one of the loans in an amount of $24 million. The other loan, in the amount of $27 million remains outstanding and secured by 2,900,000 Ordinary Shares pledged in favor of the Lender.

                  The shares so pledged are registered in the name of a trust company which is an affiliate of the Lender (the "Trustee"). The Trustee has granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. In addition, FEL agreed, if necessary to make payments under the Loan Agreement, to sell up to approximately 4 million Ordinary Shares previously held by it and to use the proceeds for payment of the Loan. The Loan Agreement contains customary events of default.

                  Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own the Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. Each of the Reporting Persons currently beneficially owns 16,755,448 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

                  Subsequent to the sale of Elron's Ordinary Shares to FEL, the Old Shareholder's Agreement is of no more force and effect.

Item 4.       Purpose of Transaction.

                  On December 27, 2004, the Issuer signed a Share Transfer Deed (the "Original Tadiran Deed") and a Shareholders Agreement (the "Original Tadiran Shareholders Agreement" and the transactions contemplated by the Original Tadiran Deed and the Original Tadiran Shareholders Agreement, the "Original Tadiran Acquisition") with Koor Industries Ltd. ("Koor") regarding the Issuer's purchase from Koor of the 3,944,276 ordinary shares held by Koor in Tadiran Communications Ltd. ("Tadiran") for overall consideration of approximately $146 million, based on a purchase price of $37.00 per share (subject to adjustment for dividends and interest). The Original Tadiran Acquisition was to be made in two stages. In "Stage A" (as defined in the Original Tadiran Deed), the Issuer purchased from Koor 1,700,000 ordinary shares of Tadiran. In "Stage B" (as defined in the Original Tadiran Deed), the Issuer was to purchase the balance (an additional 2,244,276 shares) of the Tadiran ordinary shares then held by Koor. On July 6, 2005, the Issuer and Koor entered into amendments to both the Original Tadiran Deed and the Original Tadiran Shareholders Agreement (hereinafter the "Amended Tadiran Deed", the "Amended Tadiran Shareholders Agreement" and, collectively, the "Amended Tadiran Acquisition Agreements" or the "Amended Tadiran Transaction"). The major revisions in the Amended Tadiran Acquisition Agreements relate to the addition of a "new Stage B". Under the new Stage B the Issuer accelerated the purchase from Koor of 623,115 ordinary shares in Tadiran which represent approximately 5% of Tadiran's shares, resulting in the Issuer holding a total of approximately 26% of Tadiran's shares based on Tadiran's current share capital. Under the Amended Tadiran Deed, the Issuer will purchase the balance (an additional 1,621,161 shares) of the Tadiran shares held by Koor under a "new Stage C". The total consideration for the Amended Tadiran Acquisition remains the same as under the original Tadiran Acquisition
                  Concurrently with the signing of the Original Tadiran Acquisition Agreements, Koor signed a Share Transfer Deed with FEL (the "Original Koor - FEL Deed") and a Shareholders Agreement with FEL and HF (the "New Shareholders Agreement") relating to the purchase by Koor from FEL of 4,000,000 ordinary shares of the Issuer, representing approximately 9.8% of the Issuer's issued and outstanding ordinary shares based on the Issuer's current share capital (the "Koor - FEL Transaction"). (The Original Koor - FEL Deed and the New Shareholders Agreement are referred to as the "Original Koor - FEL Agreements" or the "Original Koor - FEL Transactions"). The total consideration that was to be paid by Koor to FEL under the Original Koor - FEL Transaction was approximately $99 million, based on a purchase price of $24.70 per Issuer share (subject to deductions for dividends paid by the Issuer). Interest is payable for any amounts paid after April 1, 2005. A description of the New Shareholders Agreement is attached as Schedule F hereto. A translation of the Original Koor - FEL Deed is attached hereto as Exhibit 5 and a translation of the New Shareholders Agreement is attached hereto as Exhibit 6.

                  The Original Koor - FEL Transaction was to be consummated in two stages. "Stage A" (as defined in the Original Koor - FEL Deed) of the Original Koor - FEL Transaction closed concurrently with Stage A of the Tadiran Acquisition. "Stage B" (as defined in the Original Koor - FEL Deed) of the Original Koor - FEL Transaction was to occur concurrently with the original Stage B of the Tadiran Acquisition, subject to certain exceptions as described in the Original Koor - FEL Deed. Pursuant to Stage A of the Original Koor - FEL Transaction, Koor purchased 2,160,000 ordinary shares, representing approximately 5.3% of the Issuer's shares (based on the Issuer's current share capital), and FEL supported the appointment of one director nominated by Koor to the Issuer's Board of Directors (the "Issuer's Board"). Under Stage B of the Original Koor - FEL Transaction, Koor was to purchase from FEL an additional 1,840,000 ordinary shares, representing approximately 4.5% of the Issuer's shares (based on the Issuer's current share capital), and FEL agreed to support the appointment of an additional director to be nominated by Koor to the Issuer's Board (such that Koor nominees will consist of not less than 20% of the directors on the Issuer's Board).

                  Under the New Shareholders Agreement, which became effective upon the completion of Stage A of the Original Koor - FEL Transaction, Koor obtained certain tag along rights in the event of FEL's sale of shares in the Issuer, and Koor is subject to certain restrictions on the transfer of its shares in the Issuer. Also, Koor has agreed to vote at General Shareholders Meetings of the Issuer in accordance with FEL's instructions, with certain exceptions, and Koor will receive certain additional non-transferable rights after the consummation of Stage B.

                  On July 6, 2005, concurrently with the signing of the Amended Tadiran Acquisition Agreement, Koor and FEL entered into amendments to the Original Koor-FEL Deed (the "Amended Koor-FEL Deed") and to the New Shareholders Agreement (the "Amended Koor - FEL Transaction"). Pursuant to the Amended Koor-FEL Deed, in Stage B Koor purchased 1,000,000 ordinary shares of the Issuer (representing approximately 2.45% of the Issuer's shares based on the Issuer's then current share capital) rather than 1,840,000 ordinary shares of the Issuer, as provided in the Original Koor-FEL Deed (representing approximately 4.5% of the Issuer's shares based on the Issuer's then current share capital). The closing of Stage B of the Amended Koor-FEL Transaction occurred on August 25, 2005 immediately following the closing of the New Stage B under the Amended Tadiran Acquisition Agreement. The Amended Koor-FEL Transaction was not conditioned on the completion of any stages of the Tadiran Acquisition and the Amended Koor - FEL Transaction was not subject to any conditions precedent.

                  Following the completion of Stage B of the Amended Koor-FEL Deed, Koor owns 3,160,000 ordinary shares of the Issuer, representing approximately 7.75% of the Issuer's shares based on the Issuer's then share capital. Also Upon completion of Stage B of the Amended Koor-FEL Deed, another director nominated by Koor was appointed to the Issuer's board. The consideration per share that was paid by Koor to FEL remained the same as under the original Koor-FEL Deed, and the other provisions of the original Koor-FEL Agreements remained substantially the same.

                  Except as set forth above, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

                  (a) The  responses  of the  Reporting  Persons  to  Rows  (11)
through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference. As of August 25, 2005, each of the Reporting Persons beneficially owns an aggregate of 16,778,469 Ordinary Shares, representing approximately 41.15% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 40,772,980 Ordinary Shares outstanding as of July 31, 2005, excluding 385,900 Ordinary Shares held in treasury by the Issuer), except for HF which beneficially owns 3,836,458 Ordinary Shares, representing approximately 9.40% of the outstanding Ordinary Shares of the Issuer (based on an aggregate of 40,772,980 Ordinary Shares outstanding as of July 31, 2005, excluding 385,900 Ordinary Shares held in treasury by the Issuer).

                  Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Ordinary Shares.

                  (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of this Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

                  Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which they may be deemed to beneficially own.

                  (c) On April 18, 2005 FEL and Koor consummated Stage A of the Original Koor-FEL Deed, dated December 27, 2004. Pursuant thereto, FEL sold Koor 2,160,000 Ordinary Shares at a price per share of $24.62. On August 25, 2005, FEL and Koor consummated Stage B of the Amended Koor-FEL Deed. Pursuant thereto, FEL sold Koor 1,000,000 ordinary shares at a price per share of $24.91. As a result, each of the Reporting Persons beneficially owns 16,778,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares.

                  (d) Pursuant to Israeli law, the Reporting Persons, together with the Issuer, may be considered, or prima facie deemed, to beneficially own Ordinary Shares held by a wholly owned subsidiary of the Issuer. A wholly owned subsidiary of the Issuer holds 23,021 Ordinary Shares which are entitled to be voted. Therefore, the Reporting Persons may have the right to direct the vote of such Ordinary Shares and may be considered, or prima facie deemed, to beneficially own such Ordinary Shares. The remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are registered in the name of the Trustee, which is an affiliate of the Lender. The Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL. Each of the Reporting Persons currently beneficially owns 16,778,469 Ordinary Shares, except for HF which beneficially owns 3,836,458 Ordinary Shares. The wholly owned subsidiary of the Issuer, however, retains the right to dispose of the Ordinary Shares held by it.

                  Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer's organizational documents that would adversely affect the Lender's rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                  The information set forth in Items 3 and 4 hereof is incorporated herein by reference.

                  On July 5, 2000, upon consummation of the merger transaction contemplated by the Merger Agreement, Elron, FEL and HF entered into a Registration Rights Agreement which governs the rights and obligations of the parties with respect to the registration of their Ordinary Shares for sale in the United States. Elron's rights under the Registration Rights Agreement were assigned to FEL on July 28, 2004. A copy of that agreement is set forth on
Exhibit 2.

                  An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments hereto is attached as Exhibit 1.

                  Under the Loan Agreement, FEL undertook to oppose any amendment of the Issuer's organizational documents that would adversely affect the Lender's rights in connection with the pledged Ordinary Shares and Associated Rights. Failure to do so will be considered to be a default under the Loan Agreements.

                  Pursuant to the Security Agreements, the remaining 4,655,448 Ordinary Shares and Associated Rights purchased from Elron are pledged to the Lender. Such Ordinary Shares are registered in the name of the Trustee, which is a trust company and an affiliate of the Lender. The Trustee granted FEL a proxy to vote the pledged Ordinary Shares. This proxy can be revoked by the Lender upon the occurrence of an event of default under the Loan Agreement. Upon the termination of the Loan Agreement, such Ordinary Shares will be re-registered under the name of FEL.

                  A description of the New Shareholders Agreement is attached as Schedule F hereto.

                  Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer.

Item 7.       Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit
                  Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2 Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3 English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4 English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5 English Translation of the Original Koor -FEL Deed, dated December 27, 2004, (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5,
                  2005).

Exhibit 6 English Translation of the New Shareholders Agreement, dated December 27, 2004, (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5,
                  2005).

Exhibit 7 English Translation of the Share Transfer Deed dated December 27, 2004, amended on July 6, 2005.

Exhibit 8         English  Translation  of   the  Shareholders  Agreement  dated
                  December 27, 2004, amended on July 6, 2005

Exhibit 9 English Translation of the Amendment to Share Transfer Deed and Shareholders' Agreement dated July 6, 2005

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  Sep ___, 2005
                                /s/ Michael Federmann
                                -------------------------
                                Michael Federmann


                           FEDERMANN ENTERPRISES LTD.

                           By:  /s/ Michael Federmann
                                -------------------------
                                Name:  Michael Federmann
                                Title:  Chairman of the Board


                           HERIS AKTIENGESELLSCHAFT

                           By:  /s/ Michael Federmann
                                -------------------------
                                Michael Federmann, Attorney in Fact

                           BEIT FEDERMANN LTD.

                           By:  /s/ Michael Federmann
                                -------------------------
                                Name:  Michael Federmann
                                Title:  Director


                           BEIT YEKUTIEL LTD.

                           By:  /s/ Michael Federmann
                                -------------------------
                                Name:  Michael Federmann
                                Title:  Director


                           BEIT BELLA LTD.

                           By:  /s/ Michael Federmann
                                -------------------------
                                Name:  Michael Federmann
                                Title:  Director

                          SCHEDULE A TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.


                                            FEDERMANN ENTERPRISES LTD.
                                         DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors
---------

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd.,
                                                                                Dan Hotels Corp. Ltd. and Elbit
                                                                                Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Liora Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Officers

Dov Ninveh                               87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Aharon Beth-Halachmi                     87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE B TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.


                                             HERIS AKTIENGESELLSCHAFT
                                         DIRECTORS AND EXECUTIVE OFFICERS


                                         PRESENT                                PRESENT
NAME AND                                 BUSINESS                               PRINCIPAL
CITIZENSHIP                              ADDRESS                                OCCUPATION
-----------                              -------                                ----------

Directors
---------
Prasidial                                Aeulestrasse 38                        Management Company
Management Anstalt                       Fl-9490 Vaduz
                                         Forstentum Liechtenstein

Dr. Lina Alexander                       Aeulestrasse 38                        Manager
Austrian                                 Fl-9490 Vaduz
                                         Forstentum Liechtenstein

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd.,
                                                                                Dan Hotels Corp. Ltd. and Elbit
                                                                                Systems Ltd.

Federmann Enterprises ltd.               87 Hayarkon St.
                                         Tel-Aviv, Israel

Officers
--------

None

                          SCHEDULE C TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                                               BEIT FEDERMANN LTD.
                                         DIRECTORS AND EXECUTIVE OFFICERS
                                         --------------------------------


                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------

Directors
---------

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Irit Federmann                           87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Officers
--------

None

* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE D TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.

                                                 BEIT BELLA LTD.
                                         DIRECTORS AND EXECUTIVE OFFICERS
                                         --------------------------------

                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors
---------
Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


Officers
--------

None

* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE E TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.


                                                BEIT YEKUTIEL LTD.
                                         DIRECTORS AND EXECUTIVE OFFICERS
                                         --------------------------------

                                         PRESENT                                PRESENT
                                         BUSINESS                               PRINCIPAL
NAME*                                    ADDRESS                                OCCUPATION
----                                     -------                                ----------
Directors
---------

Bella Federmann                          87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel

Michael Federmann                        87 Hayarkon St.                        Chairman of the Board
                                         Tel-Aviv, Israel                       of each of Federmann Enterprises
                                                                                Ltd., Dan Hotels Corp. Ltd. and
                                                                                Elbit Systems Ltd.

Samuel Federmann                         87 Hayarkon St.                        Manager
                                         Tel-Aviv, Israel


Officers
--------

None

* Each person listed in this Schedule is a citizen of the State of Israel.

                          SCHEDULE F TO SCHEDULE 13D/A

                  Filed by Michael Federmann for and on behalf of himself, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd.



                 DESCRIPTION OF THE NEW SHAREHOLDERS AGREEMENT

EFFECTIVE DATE AND DURATION

The New Shareholders Agreement between Koor, FEL and HF took effect upon completion of Stage A of the Koor - FEL Transaction. The New Shareholders Agreement shall remain in effect for a period of 15 years from its effective date or until such time as FEL's (or a "Transferor Party" as defined in Clause 12 of New Shareholders Agreement) holdings in the FEL Shares together with Koor's (or a Transferor Party) holdings in the "Koor Shares" (as defined in the New Shareholders Agreement) fall below 25% of the Issuer's issued and outstanding share capital, whichever is earlier.

In addition, after April 1, 2009, Koor may elect to terminate its rights and obligations under the New Shareholders Agreement, with the exception of the provisions specified in Clauses 11.6 and 11.7 thereof.

BOARD MEMBERS

The Issuer's Articles of Association provides that the standard number of directors on the Issuer's Board shall be ten, including the two External Directors. However, the Board or a General Shareholders Meeting may determine a different number of directors between 5 and 17.

After the completion of Stage A of the Koor - FEL Transaction and until the completion of Stage B of the Koor - FEL Transaction, and if Stage B of the Koor
- FEL Transaction does not occur, then until such time as Koor's holdings of the Koor Shares fall below 4.32% of the Issuer's share capital, or below 2,050,000 shares, whichever is sooner, FEL shall vote all its holdings of the Issuer's shares in favor of the election of one director nominated by Koor.

Commencing from the time of completion of Stage B of the Koor - FEL Transaction, FEL will support the appointment or vote for the election of directors to the Issuer's Board who are nominated by Koor, in a number equal to the higher of either: (a) two or (b) 20% of the number of the Issuer's directors (including External Directors and the director(s) appointed or elected pursuant to Koor's nomination), rounded up to the nearest whole number.

After the completion of Stage B of the Koor - FEL Transaction, from such time as Koor's holdings of the Koor Shares fall below 6.45% of the Issuer's share capital, or below 3,050,000 shares, whichever is sooner, and until Koor's holdings in the Koor Shares fall below 4.32% of the Issuer's share capital or 2,050,000 shares, whichever is earlier, FEL shall vote all its holdings in the Issuer's shares in favor of the election of one director nominated by Koor.

Koor has undertaken to vote for the election of all the candidates nominated by FEL for the offices of the other directors of the Issuer (including External Directors).

Koor also has undertaken to support the appointment of the candidate nominated by FEL as chairperson of the Issuer's Board.

VOTING AT SHAREHOLDERS MEETINGS

Koor has undertaken to vote, in every matter and proposed resolution that will be submitted for approval to a General Shareholders Meeting of the Issuer's shareholders, in accordance with instructions that will be given to it by FEL, subject to certain exceptions.

RESTRICTIONS ON TRANSFER OF ISSUER'S SHARES

Both Koor and FEL are subject under the New Shareholders Agreement, to certain limitations and rights regarding the transfer of their respective shares in the Issuer. Accordingly, under the conditions described in the New Shareholders
Agreement:

(1) Koor has been granted a right to tag along to FEL's sale of shares in the Issuer in the event FEL wishes to transfer to a third party more than half of FEL's shares in the Issuer;

(2) FEL has been granted a right of first refusal if Koor wishes to transfer to a third party any of the Koor Shares;


(3) If Koor elects to withdraw from the "Controlling Interest" in the Issuer (according to the provisions of Clause 16 of the New
         Shareholders Agreement) FEL shall have a right of first offer to acquire Koor's shares in the Issuer;

(4) The parties have been granted a mutual right to jointly participate in the acquisition of shares from a single third party if the proposed acquisition will exceed a total consideration of $25 million;

(5) Koor shall not transfer any of the Koor Shares during the period commencing on the date of signing the New Shareholders Agreement and ending on the later of the following:

         (a) 12 months after completion of Stage A of the Koor - FEL Transaction; or

         (b) if the Stage B of the Koor - FEL Transaction has been completed - then nine months after the Second Closing Date.

(6) A transfer to a third party of: (1) Koor Shares that are subject to FEL's right of first refusal, or (2) "Federmann Shares" (as defined in the Koor - FEL Deed) that are subject to Koor's tag along rights, will be subject to the third party transferee's undertaking to assume the transferor's undertakings according to the New Shareholders Agreement.

The above mentioned limitations and rights on transfer of Issuer's shares apply only to the Federmann Shares and the Koor Shares and not to any other Issuer's shares that may be held by FEL or Koor, as the case may be.

ADDITIONAL NON-TRANSFERABLE RIGHTS GRANTED TO KOOR

After the completion of Stage B of the Koor - FEL Transaction, Koor will be granted, subject to applicable law, certain non-transferable rights, as specified below, which will expire if Koor's holdings fall below 6.45% of the Issuer's share capital, or below 3,050,000 ordinary shares, whichever is earlier:

(1) The appointment of one of the directors nominated by Koor to the position of Vice Chairperson of the Issuer's Board, and the appointment of one director nominated by Koor to each of the Issuer Board's committees. Such right may be terminated by FEL in the event of a change of control of Koor as specified in Clause 6.1 of the New Shareholders Agreement.

(2) Establishment of a Board Committee for Strategic Planning, in which at least one member will be a director nominated by Koor, having the authority to assist and recommend on strategic issues;

(3) In the event of a change of the current Issuer's President and CEO (Mr. Joseph Ackerman), a search committee having the authority to recommend will be appointed to attempt to identify a suitable candidate for the office of CEO of the Issuer. If the search committee does not succeed in unanimously so recommending a candidate, the Issuer's Board will appoint a CEO of the Issuer by a majority vote of its members.

(4) FEL will support, if so requested by Koor, granting registration rights to Koor.

(5) In the event that an officer or any of the holders of control in FEL serves as a director in a subsidiary of the Issuer, Koor will be entitled, subject to applicable law, to appoint as a director in that subsidiary one of the directors of the Issuer nominated by Koor. It should be noted that currently officers or holders of control in FEL do not serve as directors in any of the Issuer's subsidiaries.

                                  EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Michael Federmann, Federmann Enterprises Ltd., Heris Aktiengesellschaft, Beit
                  Federmann Ltd., Beit Bella Ltd. and Beit Yekutiel Ltd. (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 2 Registration Rights Agreement dated July 5, 2000 by and among Elbit Systems Ltd., Elron Electronic Industries Ltd., Federmann Enterprises Ltd. and Heris Finanz Aktiengesellschaft (now known as Heris Aktiengesellschaft). (Incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Michael Federmann on August 19, 2003.)

Exhibit 3 English Summary of Loan Agreement dated July 28, 2004 by and among Michael Federmann, Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 4 English Summary of Security Agreements, dated July 28, 2004, by and between Federmann Enterprises Ltd. and Bank Leumi Le-Israel B.M. (Incorporated by reference to Amendment No. 2 to the Schedule 13D filed by the reporting persons on August 2, 2004.)

Exhibit 5 English Translation of the Original Koor -FEL Deeddated December 27, 2004 (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5,
                  2005).

Exhibit 6 English Translation of the New Shareholders Agreement, dated December 27,2004, (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the reporting persons on May 5,
                  2005).

Exhibit 7 English Translation of the Share Transfer Deed dated December 27, 2004, amended on July 6, 2005.

Exhibit 8         English  Translation  of   the  Shareholders  Agreement  dated
                  December 27, 2004, amended on July 6, 2005

Exhibit 9 English Translation of the Amendment to Share Transfer Deed and Shareholders' Agreement dated July 6, 2005

                                                                       EXHIBIT 7


                      [TRANSLATED FROM THE HEBREW ORIGINAL]


                               SHARE TRANSFER DEED

                 Made in Tel Aviv this 27th day of December 2004
                           as amended on 6th July 2005

                                     BETWEEN

                           FEDERMANN ENTERPRISES LTD.
                       (Public Company No. 51 - 227839-1)
                         of 99 Hayarkon Street, Tel Aviv
                                  ("FEDERMANN")

                                                                 OF THE ONE PART

                                       AND

                              KOOR INDUSTRIES LTD.
                       (Public Company No. 52 - 001414-3)
        of 14 Hamalacha Street, Afek Industrial Park, Rosh Ha'ayin 48091
                                    ("KOOR")

                                                               OF THE OTHER PART

                           (hereinafter the "PARTIES")

WHEREAS Federmann is the holder of 19,915,448 Ordinary Shares of the issued and paid up share capital of Elbit Systems Ltd., a public company duly incorporated in Israel, whose number with the Companies Registrar is Public Company No. 52-004302-7 (hereinafter the "COMPANY");

AND WHEREAS         Federmann  wishes  to sell  and  transfer  to  Koor,  in two stages,  3,160,000  (three  million  one  hundred  and sixty thousand) Ordinary Shares, which on the date of signing this
                    Deed constituted approximately 7.75% of the Company's issued
                    and  paid-up  share  capital,   while  in  the  first  stage
                    Federmann will sell and transfer to Koor 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares, which on the date of signing this Deed constituted approximately 5.3% of the Company's issued and paid-up share capital, and in the second stage
                    Federmann will sell and transfer to Koor 1,000,000 (one million) Ordinary Shares, which on the date of signing this Deed constituted approximately 2.45% of the Company's issued and paid-up share capital, subject to and in accordance with the provisions of this Deed;

AND WHEREAS         Koor wishes to purchase  and receive from  Federmann
                    the Shares Being Sold, subject to and in accordance with the provisions of this Deed;

AND WHEREAS         the performance of Stage `A' of the Transaction,  is subject to Conditions Precedent as provided below in this Deed;

AND WHEREAS         the Parties  wish to set forth  their  relationship
                    with  respect to the sale and  purchase of the Shares  Being
                    Sold in the context of this Deed;

NOW,  THEREFORE,  IT IS  WARRANTED,  PROVIDED AND AGREED  BETWEEN THE PARTIES AS
FOLLOWS:

1.        PREAMBLE, APPENDICES AND INTERPRETATION

          1.1 The preamble and appendices hereto constitute an integral part hereof.

          1.2 The clause headings in this Deed are solely for the sake of convenience and shall not be applied in the interpretation hereof.

2.        DEFINITIONS

          2.1 In this Deed, the following terms shall have the meanings herein ascribed to them, unless expressly stated otherwise:

                    "GENERAL MEETING" means as defined in the Companies Law, and any adjourned meeting;

                    "U.S. DOLLAR" or "$" means United States dollars;

                    "COMPANY" means as defined in the preamble hereto;

                    "SHAREHOLDERS AGREEMENT" means the Agreement between Federmann and Koor in the form of APPENDIX "10.7" hereto, which is to be signed on the signature of this Deed and will enter into effect on the First Closing Date, including its amendments;

                    "STAGE  `A'  CONDITIONS   PRECEDENT"  means  the  Conditions
                    Precedent for Stage `A' of the Transaction, as provided in APPENDIX "9.2" hereto;

                    "CONDITIONS   PRECEDENT"  means  the  Stage  `A'  Conditions
                    Precedent;

                    "COMPANIES LAW" means the [Israel] Companies Law, 5759-1999;

                    "BUSINESS DAY" means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a "Business Day";

                    "KOOR" means as defined in the preamble hereto;

                    "FIRST CLOSING DATE" means the third Business Day after the date on which all the Stage `A' Conditions Precedent have been fulfilled or such later date as agreed by the Parties, as provided in Clause 20.3 below;

                    "ELBIT-KOOR DEED FIRST CLOSING DATE" means the First Closing Date as the term is defined in the Elbit-Koor Deed;

                    "SECOND CLOSING DATE" means 4 October 2005 or such earlier date as may be agreed in writing by the parties;

                    "STAGE `A' COMPLETION  DEADLINE"  means as defined in Clause
                    9.1 below;

                    "CONFIDENTIAL INFORMATION" means all information relating to the Parties hereto or to the Company, other than (a) information that was in the public domain or came into the public domain otherwise than due to a breach of this Deed and (b) information the disclosure of which is required in accordance with the provisions of law;

                    "ORDINARY SHARE" or "ORDINARY SHARES" means Ordinary Shares of 1 NIS par value each of the Company's issued share capital;

                    "STAGE `A' SHARES" mean 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares;

                    "STAGE `B' SHARES" mean 1,000,000 (one million) Ordinary Shares;

                    "SHARES BEING SOLD" means the Stage `A' Shares and the Stage `B' Shares;

                    "FREE AND CLEAR" means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions with respect to the transfer and/or negotiability of shares that are imposed pursuant to U.S. securities law (shares which are not registered under U.S. securities laws);

                    "FEDERMANN" means as defined in the preamble to this Deed;

                    "INTEREST" means three-month LIBOR at Bank Leumi Le-Israel B.M., plus annual interest at the rate of 1.5%, compounded every three months;

                    "DEED" means this Share Transfer Deed together with all the appendices hereto, including its amendments;

                    "ELBIT-KOOR DEED" means the Share Transfer Deed together with all the appendices thereto made between the Company and Koor on the signature of this Deed, subject to and in accordance with the conditions of which Koor will sell and transfer to the Company, in two stages, 3,944,276 (three million nine hundred forty-four thousand two hundred and seventy-six) Ordinary Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 32% of Tadiran Communication's issued share capital;

                    "STAGE  `A' OF THE  TRANSACTION"  means as defined in Clause
                    8.1 below;

                    "STAGE `B' OF THE TRANSACTION" means as defined in Clause 11 below;

                    "ELBIT-KOOR   DEED  STAGE  `A'"  means   Stage  `A'  of  the
                    Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

                    "ELBIT-KOOR   DEED  STAGE  `B'"  means   Stage  `B'  of  the
                    Transaction contemplated by the Elbit-Koor Deed as the term is defined in the Elbit-Koor Deed;

                    "TADIRAN COMMUNICATIONS" means Tadiran Communications Ltd. (Private [sic] Company No. 51-207441-0);

                    "STAGE `A' CONSIDERATION" means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage `A' Shares, totaling

                    US$53,352,000 (fifty-three million three hundred and fifty-two thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

                    "STAGE `B' CONSIDERATION" means US$24.70 (twenty-four U.S. dollars and seventy cents) for each of the Stage `B' Shares, totaling US$24,700,000 (twenty four million seven hundred thousand U.S. dollars), and insofar as all or part of that amount is actually paid after April 1, 2005, such amount as aforesaid shall be subject to the addition of the Interest from April 1, 2005 until the time of actual payment, all subject to the adjustments as provided in Clause 15 below;

                    "CONSIDERATION" means the Stage `A' Consideration and the Stage `B' Consideration together;

                    "QUALIFICATION CONDITIONS" means all the requirements in accordance with applicable law and pursuant to the Company's incorporation documents for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director;

                    "INDEPENDENT DIRECTOR" means a director who meets the independence criteria in accordance with U.S. securities law, including the Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including rules of the Nasdaq.

          2.2       The  following  terms  shall  have the  meanings  defined in
                    Section 1 of the [Israel] Securities Law, 5728-1968:

                    "securities",   "company",  "subsidiary",   "acquisition  of
                    securities", "holding and acquisition" and "control".

          2.3       The  following  terms  shall  have the  meanings  defined in
                    Section 1 of the Companies Law:

                    "dividend", "director", "external director", "public company", "distribution", "bonus shares", "officer", "personal interest", "transaction", "extraordinary transaction", "act", the "Companies Registrar" and "share certificate".

3.        APPENDICES

          The following appendices, which constitute an integral part hereof, are annexed to this Deed:

          3.1       APPENDIX "9.2" - the Stage `A' Conditions Precedent;

          3.2 APPENDIX "10.7" - the Shareholders Agreement between Federmann and Koor, which is to be signed contemporaneously with the signature of this Deed and will enter into effect on the First Closing Date;

4.        THE ELBIT-KOOR DEED

          Contemporaneously with the signing of this Deed, the Elbit-Koor Deed is also being signed. The Elbit-Koor Deed and this Deed are separate and unrelated deeds, except as expressly provided in this Deed. For the avoidance of doubt it is hereby clarified that the Company is not a Party to this Deed, and the provisions of the Elbit-Koor Deed do not impose any duty on Koor to Federmann or on Federmann to Koor that is not expressly provided in this Deed.

5.        THE PARTIES' WARRANTIES AND UNDERTAKINGS

          The Parties hereby warrant and undertake to each other as follows:

          5.1 The representations and warranties of the Parties in this Deed are solely as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be.

          5.2 The Parties' warranties and undertakings as provided in this Clause 5 and in Clauses 6 and 7 below, as the case may be, will continue to be correct, complete and accurate on the First Closing Date and the Second Closing Date, and they shall be deemed as having been provided again by each of the Parties on both the First Closing Date and on the Second Closing Date.

6.        FEDERMANN'S WARRANTIES AND UNDERTAKINGS

          Federmann hereby warrants and undertakes to Koor as follows:

          6.1 That it is a duly incorporated private company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding-up, receivership or like acts have been taken or are threatened against it.

          6.2 That on signing this Deed and until the completion of Stage `A' of the Transaction it is and shall be the sole owner of the Shares Being Sold

                    (subject to the Lien), and after the completion of Stage `A' of the Transaction and until the completion of Stage `B' of the Transaction it is and shall be the sole owner of the Stage `B' Shares (subject to the Lien, as will be modified, amended as provided in Clause 10.4 below), that it will not grant any person or entity an option or right to purchase all or any of the Shares Being Sold, that it has not undertaken to grant such an option or right as aforesaid, that no person or entity has any right of first refusal or tag-along right in connection with all or any of the Shares Being Sold and that on the date of signing this Deed it holds 19,915,448 Ordinary Shares.

          6.3 That the Shares Being Sold are fully paid and Free and Clear, except for a first ranking fixed lien and an assignment by way of charge, of unlimited amount, which are registered in favor of Bank Leumi Le-Israel B.M. (in this Deed the "BANK") over the Shares Being Sold and over Federmann's rights in the Shares Being Sold (in this Deed the "LIEN") and that pursuant to the Lien the Shares Being
                    Sold are held by and registered in the name of Bank Leumi Le-Israel Trust Co. Ltd., and that on the First Closing Date, upon the Stage `A' Consideration being received in Federmann's Account, the Stage `A' Shares will be Free and Clear and that on the Second Closing Date, upon the Stage `B' Consideration being received in Federmann's Account, the Stage `B' Shares will be Free and Clear.

          6.4 That apart from approval by Federmann's General Meeting and board of directors, Federmann has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

          6.5 That subject to ratification by Federmann's General Meeting and board of directors, the signatories on Federmann's behalf to this Deed and the documents ancillary hereto are the persons who are empowered, on Federmann's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof and to obligate Federmann by their signature, and this Deed, together with all its terms and conditions, obligates Federmann in all respects.

          6.6 That subject to the approval of Federmann's General Meeting and board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into this Deed and the performance hereof and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which Federmann is a party, to its incorporation documents or to any other obligation of Federmann, whether by virtue of an contract (oral, by conduct or written) or by virtue of law.

          6.7 That apart from the approval of Federmann's General Meeting and board of directors and the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Federmann's entering into this Deed and performing its obligations pursuant hereto, including transferring the Shares Being Sold to Koor.

          6.8 That neither the Company nor any of its subsidiaries is party to any transaction or agreement in which Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or the companies controlled by any of them has a personal interest, other than (1) payment of remuneration to directors of the Company, in the same amounts as paid to the Company's external directors;
                    (2) arrangements for the grant of relief, insurance and indemnity by the Company to the Company's directors; and (3) apart from, for the avoidance of doubt, Federmann's holding of securities of companies whose securities are also held by the Company.

7.        KOOR'S WARRANTIES AND UNDERTAKINGS

          Koor hereby warrants and undertakes to Federmann as follows:

          7.1 That it is a duly incorporated public company, that its number with the Companies Registrar is as appears in the preamble hereto and that no actions or proceedings for delisting, liquidation, winding up the receivership or like acts have been taken or are being threatened against it.

          7.2 That it has the ability and resources to perform its obligations pursuant to this Deed in full and on time and that it is in possession of the financial resources sufficient for payment of the Consideration in full and at the times provided in this Deed.

          7.3 That apart from approval by Koor's board of directors, Koor has no need, including pursuant to its incorporation documents and applicable law, in Israel or abroad, to obtain any other approvals from any of its organs for the purpose of entering into this Deed and performing all its obligations pursuant hereto.

          7.4 That subject to ratification by Koor's board of directors, the signatories on behalf of Koor to this Deed and the documents ancillary hereto are those who are empowered, on Koor's behalf, to sign this Deed and the documents ancillary hereto and/or necessary for the performance hereof, and to obligate Koor by their signatures, and this Deed, including all its terms and conditions, obligates Koor in all respects.

          7.5 That subject to the approval of Koor's board of directors and the fulfillment of the Conditions Precedent, there is no legal or other impediment to its entering into and performing this Deed and that this Deed and the performance of its obligations pursuant hereto are not contrary to any judgment, order or direction of a court, to any contract, understanding or agreement to which it is a party, to its incorporation documents or to any other obligation of Koor, whether by virtue of a contract (oral, by conduct or written) or by virtue of law.

          7.6 That except for the approval of Koor's board of directors and except for the Conditions Precedent, all the approvals, consents and permits have been obtained and all the necessary proceedings have been performed, including with any authorities, government entities or any other body, for the purpose of Koor's entering into this Deed and performing its obligations pursuant hereto, including the acquisition from Federmann of the Shares Being Sold.

          7.7 That subject only to Federmann's warranties and representations in Clauses 5 and 6 of this Deed, the Shares Being Sold are being purchased in their actual condition, and the actual condition of the Company and its assets, and they are "As Is", without any other representations or warranties being received from or on behalf of Federmann and that the Consideration, as agreed between the Parties, has been fixed having regard also to the fact that the purchase is on such a "As Is" basis as aforesaid.

8.        STAGE `A' OF THE TRANSACTION

          8.1 On the First Closing Date and subject to the fulfillment of the Stage `A' Conditions Precedent by the Stage `A' Completion Deadline, Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage `A' Consideration, 2,160,000 (two million one hundred and sixty thousand) Ordinary Shares (the Stage `A' Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage `A' Shares and pay Federmann the full amount of the Stage `A' Consideration (in this Deed "STAGE `A' OF THE TRANSACTION").

          8.2 Furthermore, on the First Closing Date, the Company shall purchase from Koor 1,700,000 (one million seven hundred thousand) Ordinary

                    Shares of 1 NIS par value each of Tadiran Communications, which on the date of signing this Deed constitute approximately 13.8% of Tadiran Communication's issued share capital, in accordance with the Elbit-Koor Deed, which is being signed contemporaneously with this Deed. The Elbit-Koor Deed Stage `A' and Stage `A' of the Transaction contemplated by this Deed shall be performed contemporaneously and Stage `A' of the Transaction (contemplated by this Deed) shall not be performed without the Elbit-Koor Deed Stage `A' being performed.

          8.3 For the avoidance of doubt, after the performance and completion of Stage `A' of the Transaction, Stage `A' of the Transaction will not be revoked, even if Stage `B' of the Transaction is not performed or completed for any reason.

9.        THE  STAGE  `A'  COMPLETION  DEADLINE  AND THE  STAGE  `A'  CONDITIONS
          PRECEDENT

          9.1       In this Deed the "STAGE `A' COMPLETION DEADLINE" means:

                    9.1.1     April 15, 2005  [extended by consent in the past];
                              or

                    9.1.2 if by April 15, 2005 [extended by consent in the past] all the Stage `A' Conditions Precedent have been fulfilled, other than the approval of the [Israel] Commissioner of Restrictive Trade Practices, as provided in Clause 1 of APPENDIX "9.2", the Stage `A' Completion Deadline shall be automatically deferred until May 31, 2005 or to such later date as agreed by the Parties as provided in Clause 20.3 below.

          9.2       The Stage `A' Conditions  Precedent are provided in APPENDIX
                    "9.2".

          9.3 Should all the Stage `A' Conditions Precedent not have been fulfilled by the Stage `A' Completion Deadline, this Deed shall be void, except for the provisions of Clause 17 hereof, without either of the Parties having any complaint and/or claim and/or demand against the other. The foregoing provisions of this Clause 9.3 shall not derogate from any right or other remedy pursuant to this Deed or by law that is available to the Parties with respect to a breach of any of the provisions of this Deed (insofar as breached).

10.       THE FIRST CLOSING DATE

          Subject to the Stage `A' Conditions Precedent being fulfilled by the Stage `A' Completion Deadline, the Parties shall meet on the First Closing Date at such place as determined by the Parties and the following interdependent acts shall be performed contemporaneously:

          10.1 Koor shall remit the Stage `A' Consideration by bank transfer to Federmann's bank account at the Bank, the details of which shall be provided to it in writing by
                    Federmann by the First Closing Date (in this Deed "FEDERMANN'S ACCOUNT"), and confirmation from the Bank that the Stage `A' Consideration has been received in Federmann's Account shall be provided to Federmann.

          10.2 Federmann shall deliver to the Company a share transfer deed pursuant whereto the Stage `A' Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd and Federmann, and the Company shall enter Federmann in its shareholder registry as the holder of the Stage `A' Shares.

          10.3 Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that, on and against receipt of the Stage `A' Consideration in Federmann's Account, it will discharge the Lien from the Stage `A' Shares.

          10.4 Federmann shall provide Koor written instructions from the Bank, in the Bank's standard form, addressed to the Companies Registrar, pursuant to which the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage `A' Shares.

          10.5 Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure that Koor is entered in the Company's shareholder registry as the holder of the Stage `A' Shares and that Koor receives a share certificate from the Company, in the Company's standard form, attesting to Koor's ownership of the Stage `A' Shares.

          10.6 Federmann shall provide Koor a copy of the Company's board of directors' resolution to the effect that, subject to the performance of Stage `A' of the Transaction, as of the First Closing Date there shall be added to the Company's board of directors and serve thereon as a director one nominee who shall be nominated for office by Koor and who meets the Qualification Conditions. Federmann undertakes that there will be a vacancy on the Company's board of directors so that it will be possible to add Koor's nominee as aforesaid to the Company's board of directors. Koor shall provide Federmann and the Company prior written notice of the name of such nominee or of another nominee, as nominated by Koor, in his place, and Koor (with Federmann's assistance) shall coordinate with the Company's corporate secretary such nominee's compliance with the Qualification Conditions, all no later than 14 days prior to the earlier of: (1) the Stage `A' Completion Deadline or (2) the First Closing Date.

                    If for any reason it is not possible to appoint the nominee nominated by Koor as aforesaid as a director of the Company, another nominee nominated by Koor, who meets the Qualification Conditions, shall be appointed in his place. Without derogating from the foregoing, if the nominee nominated by Koor as aforesaid is not added to the Company's board of directors on the First Closing Date, Federmann shall call a General Meeting of the Company as soon as possible, on the agenda of which shall be the appointment of the nominee nominated by Koor as aforesaid as a director of the Company. Federmann undertakes to vote in favor of the appointment of the nominee nominated by Koor, who was not appointed as aforesaid but does meet the Qualification Conditions.

          10.7 The Shareholders Agreement, in the form annexed hereto as APPENDIX "10.7", shall become effective.

          10.8 Federmann shall provide Koor a written declaration, duly signed by Federmann, according to which all the warranties and representations of Federmann as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the First Closing Date.

          10.9 Koor shall provide Federmann a written declaration, duly signed by Koor, according to which all the warranties and representations of Koor as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the First Closing Date.

          10.10 The Elbit-Koor Deed Stage `A' shall be completed, namely all the acts that are to be performed on the Elbit-Koor Deed First Closing Date shall be performed, as provided in Clause 10 of the Elbit-Koor Deed.

          10.11 Each Party undertakes to do all the acts for which it is responsible pursuant to this Clause 10.

          10.12 All the acts mentioned above in this Clause 10 shall be deemed as being made concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents have been delivered.

11.       STAGE `B' OF THE TRANSACTION

                    On the Second Closing Date, Federmann shall sell and transfer to Koor, on and against payment of the full amount of the Stage `B' Consideration, 1,000,000 (one million) Ordinary Shares (the Stage `B' Shares), fully paid and Free and Clear, and Koor shall purchase and receive from Federmann the Stage `B' Shares and pay Federmann the full amount of the Stage `B' Consideration (in this Deed "STAGE `B' OF THE TRANSACTION").
                    For the avoidance of any doubt, the performance of Stage `B `of the Transaction is not conditioned upon any condition precedent, and is not connected in any way or form whatsoever with the Elbit-Koor Deed and/or Stage `B' of the Elbit-Koor Deed.

12. REVOKED [including the extension of certain deadlines, in accordance with the protocol dated 18 April 2005]

13.       THE SECOND CLOSING DATE

          On the Second Closing Date, the Parties and the Company shall meet at such place as determined by the Parties and the Company, and they shall perform the following interdependent acts contemporaneously:

          13.1 Koor shall remit the Stage `B' Consideration by bank transfer to Federmann's Account, and confirmation from the Bank that the Stage `B' Consideration has been received in Federmann's Account shall be provided to Federmann.

          13.2 Federmann shall deliver to the Company a share transfer deed pursuant to which the Stage `B' Shares are being transferred from Bank Leumi Le-Israel Trust Co. Ltd. to Federmann, signed by Bank Leumi Le-Israel Trust Co. Ltd. and Federmann, and the Company shall enter Federmann in its shareholders registry as the holder of the Stage `B' Shares.

          13.3 Federmann shall provide Koor confirmation from the Bank, according to which the Bank agrees that on and against receipt of the Stage `B' Consideration in Federmann's Account, it will discharge the Lien from the Stage `B' Shares.

          13.4 Federmann shall provide Koor a letter of instructions from the Bank, in the Bank's standard terms, addressed to the Companies Registrar pursuant whereto the Bank applies to the Companies Registrar to amend the Lien to the effect that the Lien will be discharged from the Stage `B' Shares.

          13.5 Federmann and Koor shall deliver this Deed to the Company, and Federmann shall procure the entry of Koor in the Company's shareholder registry as the holder of the Stage `B' Shares and that Koor receives a share certificate from the Company in the Company's standard form attesting to Koor's ownership of the Stage `B' Shares.

          13.6 Federmann shall provide Koor a copy of the Company's board of directors' resolution that, subject to the performance of Stage `B' of the Transaction, there shall be added to the Company's board of directors and serve on it an additional director or directors another nominee or such number of other nominees who is or are nominated for office by Koor to the effect that after his or their addition to the board of directors, the number of the Company's directors who have been nominated for office by Koor and meet the Qualification Requirements, including the director added to the Board of Directors as provided in Clause 10.6 above, shall be the greater of:

                    (1)       two directors; or

                    (2) a number of directors equal to 20% of the number of the Company's directors (including external directors and including the director or directors added on Koor's nomination as aforesaid), rounded up to the nearest whole number.

                    Said board of directors' resolution shall provide that Koor's nominee or nominees as aforesaid shall be added to the Company's board of directors on the Second Closing Date.

                    Federmann undertakes that there will be sufficient vacancies on the Company's board of directors to make the addition of Koor's nominee or nominees as aforesaid possible.

                    Koor shall arrange to provide Federmann and the Company prior written notice of the name or names of its nominee or nominees as aforesaid or of another nominee or other nominees, as nominated by Koor in his or their place, and Koor (with Federmann's assistance) shall coordinate with the Company's corporate secretary those nominees' compliance with the Qualification Requirements, all by no later than 14 days prior to the Second Closing Date.

                    If for any reason it is not possible to appoint the nominee or nominees that Koor proposes as aforesaid as a director or directors of the Company, another nominee or nominees, meeting the Qualification Requirements, shall be appointed on Koor's nomination in his or their place.

                    If and insofar as according to U.S. securities laws, including the U.S. Sarbanes-Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, including the rules of Nasdaq, it is required  that a  majority  of the  Company's  directors  be
                    Independent Directors, then there shall be appointed as additional directors of the Company, on Koor's nomination as aforesaid, such number of nominees who fulfill the requirements for Independent Directors, equal to one half (50%) of the total number of directors who are elected to office on Koor's nomination as provided in Clause 10.6 above and in this Clause 13.6, that number being rounded up to the nearest whole number.

          13.7 Federmann shall provide Koor a written declaration duly signed by Federmann that all Federmann's warranties and representations as provided in Clauses 5 and 6 of this Deed are also correct, complete and accurate as of the Second Closing Date.

          13.8 Koor shall provide Federmann a written declaration duly signed by Koor that all Koor's warranties and representations as provided in Clauses 5 and 7 of this Deed are also correct, complete and accurate as of the Second Closing Date.

          13.9 Each Party undertakes to perform all the acts for which it is responsible pursuant to this Clause 13.

          13.10 All the acts mentioned above in this Clause 13 shall be deemed as being performed concurrently, no individual act shall be deemed as completed and no individual document shall be deemed as delivered until all the concurrent acts have been completed and all the documents are delivered.

14.       ACTS AND OBLIGATIONS AFTER THE SIGNATURE OF THIS DEED

          14.1 Immediately after the signature of this Deed, the Parties shall act and use their best efforts for the fulfillment of all the Conditions Precedent, including obtaining all the certificates, permits and consents necessary, as early as possible. In such connection and without derogating from the generality of the foregoing, the Parties shall apply to every competent authority and to every other entity whose approval is necessary for the performance of the transaction contemplated by this Deed, in both its stages, they shall submit all the applications and deliver all the information, data and particulars in their possession, without delay, and act to resolve or avoid a disapproval, if any, by the various government authorities in any respect relating to or arising out of this Deed.

          14.2 It is hereby agreed that the provisions of this Deed are not such as to place either of the Parties under a duty to make any payment for the fulfillment of the Conditions Precedent or any of them, other than official fees and other reasonable expenses (such payment as aforesaid, excluding official fees and other reasonable expenses, is hereinafter a "FULFILLMENT PAYMENT"), provided that if a Party to this Deed refuses to make a Fulfillment Payment, the other Party may make it for the fulfillment of all or any of the Conditions Precedent, provided that the first Party shall not be responsible to indemnify the other Party in respect of a Fulfillment Payment and the Party that makes the Fulfillment Payment shall have no demand, claim or right of recourse against the other Party with respect to the making of such payment.

          14.3 Without prejudice to the provisions of Clauses 15 and 16 below, Federmann hereby undertakes that from the date of signing this Deed until the earlier of:

                    14.3.1 the Stage `A' Completion Deadline, if the Stage `A' Conditions Precedent have not been fulfilled by that time; or

                    14.3.2    the Second Closing Date;

          Federmann and/or its subsidiaries and/or the controlling shareholders and/or officers of Federmann and/or companies under the control of any of them shall not enter into an extraordinary transaction with the Company in which any of them has a personal interest, other than the transactions contemplated by this Deed and the Elbit-Koor Deed.

15.       MODIFICATIONS TO THE CONSIDERATION OR THE NUMBER OF SHARES BEING SOLD

          15.1 During the period from the date of signing this Deed until the earlier of: (1) the Stage `A' Completion Deadline, if the Stage `A' Conditions Precedent have not been fulfilled by that time; or (2) the Second Closing Date; Federmann shall, insofar as it is able, oppose and vote by virtue of all the Company's shares that it holds at that time against any resolution that concerns: (a) the making of any distribution whatsoever, whether in cash, in kind or by a distribution of bonus shares, to the Company's shareholders, apart from the distribution of a current dividend in cash of not more than $ 0.23 per Ordinary Share in any calendar quarter; (b) an rights offering for the acquisition of any securities of the Company; (c) any modification to the Company's incorporation documents that is such as to affect Koor's rights pursuant to the Company's incorporation documents in a way that is prejudicial to Koor in comparison with Federmann, all unless Koor's consent is provided thereto by written notice to be signed by two officers of Koor without any further approval being necessary.

          15.2 Insofar as during the period from the date of signing this Deed until the First Closing Date or until the Second Closing Date, as the case may be, one or more of the following events occurs, despite or in accordance with the provisions of Clause 15.1 above, the Consideration or number of the Shares Being Sold, as the case may be, shall be adjusted in accordance with the following provisions:

                    15.2.1 If the Company resolves to make any distribution to its shareholders, the Consideration shall be subject to the deduction of any amount (translated into Dollars at the representative exchange rate on the earlier of the date of actually making the distribution or the First Closing Date or the Second Closing Date, as the case may be) that Federmann will be entitled to receive in respect of the Shares Being Sold (gross) (namely that the record date for its distribution is prior to the First Closing Date or the Second Closing Date, as the case may be).

                    15.2.2 If the Company offers its Shareholders rights for the acquisition of any securities, the record date for the exercise of which is prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall be adjusted for the bonus element embodied (if at all) in the rights, unless Koor instructs Federmann in writing prior to the exercise date in respect of those rights to exercise the rights and in such event Federmann shall exercise the rights by virtue of the Shares Being Sold which have not yet been transferred to Koor as at that time, and it shall transfer to Koor, immediately on the occurrence of the earlier of (1) the exercise date or (2) the First Closing Date, or after the Second Closing Date, as the case may be, the securities exercised as aforesaid on and against payment of the whole exercise price paid by Federmann to the Company for the exercise thereof, plus Interest from the date of Federmann's paying the exercise price to the date of actual payment to Federmann by Koor.

                    15.2.3 If the Company distributes bonus shares or dividend in kind to its shareholders prior to the First Closing Date or the Second Closing Date, as the case may be, the Consideration shall not be adjusted but the Shares Being Sold shall be subject to the addition of the bonus Shares, Free and Clear, or of assets received as dividend in kind (gross) in respect of the Shares Being Sold, Free and Clear, without Koor being required to pay additional Consideration for them.

                    15.2.4 If the Company makes a consolidation, reduction or sub-division of its share capital or does any other act of similar effect, the number of Shares Being Sold shall be adjusted pro rata to the consolidation or sub-division and the Consideration shall not be modified.

16.       KOOR'S RIGHT TO RESCIND THE DEED

          16.1 On the occurrence of one or more of the events set out in Clause 16.2 below, unless it occurs with Koor's consent, Koor may rescind any of the stages of this Deed before it has been completed and performed (provided that if one of the events set out in Clause 16.2 below occurs prior to the performance of Stage `A' of the Transaction, Koor may only rescind this Deed in full). Such rescission shall be effected by Koor by written notice, to be received by Federmann within 10 Business Days of the date on which Koor learns of the occurrence of one of the events set out in Clause 16.2 below. Should Koor provide such notice of the rescission of this Deed after the completion of Stage `A' of the Transaction, the sale of the Stage `A' Shares to Koor shall not be set aside, Koor shall not return to Federmann the Stage `A' Shares and Federmann shall not refund to Koor the Stage `A' Consideration. Nevertheless, all the Parties' other obligations and rights pursuant to this Deed and the appendices hereto, except for the Shareholders Agreement, shall be void.

          16.2      The events are as follows:

                    16.2.1 If a temporary or permanent receiver and/or temporary liquidator and/or liquidator and/or trustee is appointed for the Company and/or if a winding-up order and/or receivership order and/or suspension of proceedings order is awarded against it and/or if any of the Company's material assets is attached, provided that such appointment, order or attachment is not set aside within 30 days.

                    16.2.2 If the Company enters into merger proceedings as provided in Chapter Eight of the Companies Law or compromise or arrangement proceedings in accordance with Section 350 of the Companies Law or restructuring and/or merger proceedings in accordance with Section 351 of the Companies Law.

          16.3 Subject to applicable law, Federmann shall provide written notice to Koor of the occurrence of any of the events set out in Clause 16.2 above, immediately upon its publication.

          16.4 The foregoing provisions of this Clause 16 shall not derogate from any other right or remedy pursuant to this Deed or by law that is available to Koor with respect to a breach of any of the provisions of this Deed (if and insofar as breached).

17.       CONFIDENTIALITY AND NOTICES

          17.1 The Parties shall use Confidential Information that comes into their possession in connection with this Deed and the Company solely for the performance of their obligations pursuant to this Deed, and they shall not disclose or transfer in any manner whatsoever Confidential Information to any third party, other than to their employees or independent advisors and except insofar as required for the fulfillment of the Conditions Precedent and insofar as possible by prior coordination with the other Party. Without derogating from the foregoing, if the transaction contemplated by this Deed is not actually implemented, each Party shall return to the other Party hereto all Confidential Information that has come into its possession in connection with this Deed, if any. This obligation is not limited in time and shall continue in force even after the term of this Deed or if this Deed is cancelled or rescinded for any reason.

          17.2 If and insofar as possible and subject to applicable law and to the time periods mandated by law, the Parties shall coordinate in advance the wording of every report, communication or notice published by either of them in connection with their entering into this Deed, its performance and the fulfillment of the terms pursuant hereto.

18.       TAXES AND MANDATORY PAYMENTS

          18.1 Unless otherwise provided in this Deed, each Party shall bear the mandatory payments and taxes that may be imposed on it by law (if and insofar as charged) in respect of the sale or acquisition of the Shares Being Sold pursuant to this Deed.

          18.2 If any amount payable in accordance with the provisions of this Deed is subject to a duty to withhold taxes at source, the tax shall be duly withheld by the paying Party unless the recipient Party produces a valid tax withholding exemption certificate issued by the tax authorities.

          18.3 Each Party shall bear its own expenses, including the professional fees of its legal advisers in connection with the preparation and performance of this Deed.

          18.4 If any amount paid by one Party to the other in accordance with the provisions of this Deed is subject under applicable law to value added tax (VAT), the paying Party shall, at the same time and in the same manner as it pays that amount, also pay the VAT at its legal rate on and against a duly issued tax invoice.

19.       ENTRY INTO EFFECT

          19.1 This Deed shall enter into effect upon the receipt of all the following approvals:

                    19.1.1 Approval from Federmann's General Meeting and board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by Federmann in accordance with their terms and conditions, including ratification of the signatures of Messrs Michael Federmann and Dov Ninveh to this Deed and the Shareholders Agreement.

                    19.1.2 Approval by Koor's board of directors for it to enter into this Deed and the Shareholders Agreement and for performance thereof by Koor in accordance with their terms and conditions, including ratification of the signatures of Messrs Jonathan Kolber and Danny Biran to this Deed and the Shareholders Agreement.

                              Provided that:

                    (1)       such  approvals as mentioned in Clauses 19.1.1 and
                              19.1.2 have been obtained by no later than January 6, 2005 by 17:00 hours (in this Clause referred to as the "EFFECTIVE DATE");

                    (2) by the Effective Date copies of the resolutions of Federmann's General Meeting and board of directors, as mentioned in Clause 19.1.1 above, have been received at Koor's offices jointly with written confirmation from Federmann's attorneys that the said resolutions were duly adopted and Messrs Michael Federmann and Dov Ninveh were together empowered to sign, on behalf of Federmann, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance, and also the

                              Shareholders Agreement, and to obligate it thereunder; and written confirmation from the attorneys of Heris Aktiengesellschaft that the competent organs of Heris Aktiengesellschaft have approved its entering into the Shareholders Agreement and Mr. Michael Federmann has been empowered to sign, on behalf of Heris Aktiengesellschaft, the Shareholders Agreement and obligate it by virtue thereof;

                    (3) by the Effective Date a copy of the resolution of Koor's board of directors, as mentioned in Clause
                              19.1.2 above, has been received at Federmann's offices, together with written confirmation from Koor's legal counsel that the resolution was duly adopted and Messrs Jonathan Kolber and Danny Biran were together empowered to sign, on Koor's behalf, this Deed and the documents ancillary hereto or those necessary for the purpose of its performance and also the Shareholders Agreement and to obligate it thereunder; and

                    (4) all the approvals, as mentioned in Clause 19.1 of the Koor-Elbit Deed, have been obtained by the Effective Date.

          19.2      Should all the approvals as mentioned in Clauses  19.1.1 and
                    19.1.2 not have been obtained by the Effective Date, and without derogating from the provisions of Clause 20.3 below, this Deed shall automatically expire and be null and void, without either of the Parties having any complaint, claim or demand against the other.

          19.3 This Deed shall become effective, if and insofar as it becomes effective, at such time as mentioned in Clause 19.1 above. Nevertheless: the performance and completion of Stage `A' of the Transaction are conditional upon the fulfillment of all the Stage `A' Conditions Precedent by the Stage `A' Completion Deadline and, except for the obligations in Clauses 14 to 18 above and Clause 20.8 below, neither Party shall be liable to do any act for the performance and completion of Stage `A' of the Transaction before the fulfillment of all the Stage `A' Conditions Precedent; and

          19.4      The   performance   and  completion  of  Stage  `B'  of  the
                    Transaction is not conditioned upon any condition precedent.

20.       MISCELLANEOUS

          20.1 This Deed shall be governed by the laws of the State of Israel. Sole and exclusive jurisdiction in all respects relating to this Deed shall be vested only in the courts of the District Court in the City of Tel Aviv-Jaffa, and no other court shall have jurisdiction thereover.

          20.2 Any modification, addendum or addition, waiver, extension, concession or failure to exercise a right pursuant to this Deed shall only be effective if done in an express document signed by all the Parties hereto and shall only apply to the case specified in such document and shall not derogate from other rights of any Party pursuant to this Deed.

          20.3 The Parties hereto may extend or reduce any time specified in this Deed and waive the performance of any of the provisions of this Deed, either once or several times, by written notice signed by two officers of each of Federmann and Koor, without any further authority being necessary.

          20.4 This Deed fully contains, embodies, merges, expresses and exhausts all the understandings of the Parties hereto solely in respect of the matters mentioned herein. Any promises, guarantees or agreements, whether written or oral, undertakings or representations concerning the subject matter of this Deed provided or made by the Parties prior to entering into this Deed, orally or in writing, that are not specifically expressed herein, shall not be deemed to augment the rights and obligations prescribed in this Deed or to derogate from or modify them, and the Parties shall not be bound by them, insofar as existed, as from the date of this Deed. Without derogating from the generality of the foregoing, the documents exchanged between the Parties prior to the signature hereof, including the drafts exchanged between them, shall have no significance in the interpretation of this Deed. For the avoidance of doubt, the terms of the Elbit-Koor Deed shall not be applied in the interpretation hereof.

          20.5 No conduct by either of the Parties shall be construed as a waiver of any of its rights pursuant hereto or by law or as its waiver of or acquiescence to any breach or non-performance of a condition of the Deed by the other Party or as granting a postponement or extension or as a modification, cancellation or addition of any condition, unless done expressly and in writing.

          20.6 Unless otherwise expressly provided in this Deed, the Parties hereto may not assign or transfer their rights or obligations pursuant to this Deed to any third party or perform this Deed through any third party, unless the other Party's prior written consent has been obtained, and nothing in this Deed shall be deemed to vest any right in anyone who is not a Party hereto.

          20.7 Should either of the Parties not enforce or delay in enforcing any of the rights vested in it pursuant to this Deed or by law in a particular case or series of cases, such shall not be deemed a waiver of said right or of any other rights.

          20.8 Subject to the provisions of Clause 14.2 above in connection with the Conditions Precedent, the Parties shall cooperate between them in the implementation of the provisions of this Deed and they shall assist each other insofar as reasonable and necessary and in such connection they shall sign every reasonable document, application and approval necessary for such purpose.

          20.9 Notices pursuant to this Deed shall be provided in writing to the Parties' addresses as set out in the preamble hereto or to such other addresses of which the Parties may provide notice in accordance with the provisions of this Clause. Any notice sent by one Party to the other by registered mail shall be deemed to have reached the addressee following the passage of three days from the date of being posted, and notice delivered in person by 17:00 hours on any Business Day shall be treated as received immediately on delivery, or if delivered after 17:00 hours on any Business Day, it shall be treated as received on the first Business Day after its delivery.

           IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT

___(signed)________________                    _____(signed)________________
KOOR INDUSTRIES LTD.                    FEDERMANN ENTERPRISES LTD.

By: Jonathan Kolber                         By: Michael Federmann
    Danny Biran                                 Dov Ninveh

                                                                    APPENDIX 9.2

THE CONDITIONS PRECEDENT FOR THE PERFORMANCE OF STAGE `A' OF THE TRANSACTION

Set out below are the Conditions Precedent and approvals required, insofar as necessary, for the completion of Stage `A' of the Transaction contemplated by the Deed of which this Appendix is an integral part ("THIS DEED") -

1. Obtaining the [Israel] Commissioner of Restrictive Trade Practices' approval of the Parties' contracting pursuant to this Deed and the performance of Stage `A' of the Transaction, provided that the Commissioner's disapproval of Stage `B' of the Transaction is not received.

2. Obtaining all the consents and approvals necessary and the fulfillment of all the Conditions Precedent for the Elbit-Koor Deed Stage `A' to become effective, as provided in the Elbit-Koor Deed.

3. Obtaining the [Israel] Ministry of Defense's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage `B' of the Transaction, all insofar as necessary.

4. Obtaining the [Israel] Chief Scientist's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage `B' of the Transaction, all insofar as necessary.

5. Obtaining the [Israel] Investment Center's approval of the Parties' contracting pursuant to this Deed and the performance of all their obligations pursuant hereto, including in connection with Stage `B' of the Transaction, all insofar as necessary.

6.       Obtaining approval from banks, all insofar as necessary.

In this Appendix 9.2, "APPROVAL" means - including an approval that is subject to conditions but excluding an approval that is subject to conditions that are such as to materially alter the business activity of Elbit, as existing at the time of signing this Deed or as may arise in the future in accordance with resolutions that have been adopted by Elbit prior to signing this Deed, or the way in which Elbit conducts its business.

                                                                       EXHIBIT 8



                      [TRANSLATED FROM THE HEBREW ORIGINAL]

                                  APPENDIX 10.7

                             SHAREHOLDERS AGREEMENT

                 Made in Tel Aviv this 27th day of December 2004

                           as amended on 6th July 2005

                                     BETWEEN

                              KOOR INDUSTRIES LTD.

                 whose address for the purpose of this Agreement
               is 14 Hamalacha Street, Afek Industrial Park, Rosh
                                  Ha'ayin 48091

                                    ("KOOR")

                                                                 OF THE ONE PART

                                       AND

                    1.        FEDERMANN ENTERPRISES LTD.
                              ("FEDERMANN ENTERPRISES")

                    2.        HERIS AKTIENGESELLSCHAFT
                                    ("HERIS")

            whose address solely for the purpose of this Agreement is
                          99 Hayarkon Street, Tel Aviv
                (Federmann Enterprises and Heris are hereinafter
                jointly and severally referred to as "FEDERMANN")

                                                               OF THE OTHER PART

                           (hereinafter the "PARTIES")


WHEREAS on the date of signing this Agreement Federmann is the holder of 19,915,448 Ordinary Shares of 1 NIS par value each of Elbit Systems Ltd, a public company whose Shares are traded on the Tel Aviv Stock Exchange and on Nasdaq in the United States (hereinafter the "Company"), of which Federmann Enterprises is owner of 16,078,990 Ordinary Shares of 1 NIS par value each of the Company and Heris is the owner of 3,836,458 Ordinary Shares of 1 NIS par value each of the Company (those specific

                    Shares and bonus Shares that are in future issued in respect of them, if at all, excluding the Koor Shares, as defined below, are hereinafter the "FEDERMANN SHARES");

AND WHEREAS         in accordance  with a Share Transfer Deed between  Federmann
                    Enterprises and Koor,  together with the appendices thereto,
                    including   its   amendments,   of  which   this   Agreement
                    constitutes  Appendix  10.7  (herein  the  "DEED OF  SALE"),
                    Federmann  Enterprises and Koor have agreed upon the sale of
                    3,160,000  (three  million one  hundred and sixty  thousand)
                    Ordinary  Shares of 1 NIS par value each of the Company from
                    Federmann Enterprises to Koor, subject to various conditions precedent  and in two stages,  in the first stage  2,160,000
                    (two million one hundred and sixty thousand) Ordinary Shares of 1 NIS par value each of the Company being sold to Koor, and in the second stage an additional 1,000,000 (one million) Ordinary Shares of the Company being sold to Koor, all subject to and in accordance with the provisions of the Deed of Sale (the specific Shares that are to be transferred to Koor from Federmann Enterprises pursuant to the Deed of Sale and bonus Shares issued in respect of them, if at all, are herein referred to as the "KOOR Shares");

AND WHEREAS         the  Parties  wish  to set  forth  their  relationship  with respect to their holdings of the Company's Shares.


NOW  THEREFORE  THE PARTIES  HEREBY  WARRANT,  PROVIDE AND AGREE BETWEEN THEM AS
FOLLOWS:

1.       PREAMBLE AND INTERPRETATION

         1.1 The preamble and appendices hereto constitute an integral part hereof and are as binding as the other terms hereof.

         1.2 The Clause headings herein are solely for the sake of convenience and are not to be applied in the interpretation hereof.

2.       DEFINITIONS

         In this Agreement the following terms shall have the meanings ascribed to them, unless expressly stated otherwise:

         2.1      "HERIS"   means   Heris   Aktiengesellschaft    (Company   No.
                  56-002196-6);

         2.2 "INDEPENDENT DIRECTOR" means a director who meets all the independence criteria in accordance with the Foreign Law;

         2.3 "STOCK EXCHANGE" means the Tel Aviv Stock Exchange Ltd. or the Nasdaq National Market or any other stock exchange on which the Company's Shares are listed for trade;

         2.4      "EXTERNAL DIRECTOR" means as defined in the Companies Law;

         2.5 "FOREIGN LAW" means the law applicable in the United States regarding securities, including the provisions of the Sarbanes Oxley Act and the rules and regulations that have been and are in future issued by virtue thereof, and including the rules of the Nasdaq National Market;

         2.6 "AGREEMENT" means this Agreement together with the appendices hereto, including its amendments;

         2.7      "COMPANY"  means  Elbit  Systems  Ltd.   (Public  Company  No.
                  520043027);

         2.8 "FIRST MINIMUM QUANTITY" means 3,050,000 (three million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

         2.9 "SECOND MINIMUM QUANTITY" means 2,050,000 (two million fifty thousand) Ordinary Shares, together with all bonus Shares that are issued in respect of them, if any, and together with all the Shares that are issued to Koor by virtue of rights that are vested in Koor solely in respect of the Koor Shares in the context of a rights offering of the Company to its shareholders, if any, all from the time of signing this Agreement;

         2.10 "TRANSFER" means a sale, gift, realization of a lien (but not the creation of a lien), loan and any other transfer whatsoever of a Share and/or any right vested in the Share's owner and/or holder, whether or not for consideration and whether voluntary or involuntary;

         2.11     "COMPANIES LAW" means the [Israeli] Companies Law, 5759-1999;

         2.12 "FIRST MINIMUM PERCENTAGE" means 6.45% of the Company's issued share capital at the time of computation;

         2.13 "SECOND MINIMUM PERCENTAGE" means 4.32% of the Company's issued share capital at the time of computation;

         2.14 "BUSINESS DAY" means a day on which the two major banks in Israel are open for business, other than Fridays and holiday eves, which shall not be treated as a Business Day;

         2.15     "KOOR"  means  Koor  Industries   Ltd.   (Public  Company  No.
                  520014143);

         2.16     "FIRST CLOSING DATE" means as defined in the Deed of Sale;

         2.17     "SECOND CLOSING DATE" means as defined in the Deed of Sale;

         2.18 "STOCK EXCHANGE SALE" means a sale in the context of trading on the Stock Exchange or a sale in a transaction outside the Stock Exchange by means of a distributor to buyers whose identity is unknown to the seller or a sale to trust funds in Israel or abroad or to provident funds or to provident fund management companies;

         2.19     "KOOR SHARES" means as stated in the preamble hereto;

         2.20     "FEDERMANN SHARES" means as stated in the preamble hereto;

         2.21 "ORDINARY SHARES", "SHARES" or the "COMPANY'S SHARES" means Ordinary Shares of 1 NIS par value each in the Company;

         2.22     "FEDERMANN   ENTERPRISES"  means  Federmann  Enterprises  Ltd.
                  (Private Company No. 512278391);

         2.23     "OFFICER" means as defined in the Companies Law;

         2.24 "FREE AND CLEAR" means free and clear of any charge, pledge, attachment, levy, debt, lien, claim, right of pre-emption, right of refusal, option, lock-up arrangement or any further or other third party right whatsoever, other than restrictions in respect of the Transfer and/or negotiability of Shares that are imposed pursuant to the Foreign Law (Shares which are not registered under U.S. securities laws);

         2.25     "FEDERMANN" means as stated in the preamble hereto;

         2.26 "ACQUISITION" means acquisition, purchase, receipt of a gift and any receipt of a Transfer, in any way whatsoever, of a Share and/or right vested in the owner and/or holder of the Share, whether or not for consideration;

         2.27     "DEED OF SALE" means as stated in the preamble hereto;

         2.28 "DIRECT CONTROL" means Control deriving from holding Shares alone and not together with others;

         2.29 "CONTROL" means as the term is defined in the [Israel] Securities Law, 5728-1968;

         2.30 "QUALIFICATION CONDITIONS" means all the requirements in accordance with applicable law and pursuant to the Company's documents of incorporation for a person to serve as a director of the Company, including security clearance as required in Israel for the purpose of such service, but excluding the conditions for an Independent Director.

3.       THE PARTIES' WARRANTIES

         3.1 Federmann hereby warrants that Federmann Enterprises is a limited company, duly registered in Israel and that Heris is a foreign company, duly registered in Liechtenstein.

         3.2 Koor hereby warrants that it is a limited company, duly registered in Israel.

         3.3 Each of the Parties warrants that it is empowered to enter into this Agreement and perform all its obligations pursuant hereto and that its signatories hereto are duly empowered to obligate it.

         3.4 Each of the Parties hereto warrants and undertakes that there is no legal impediment and/or no impediment pursuant to its incorporation documents and/or applicable law and/or any order or direction of a court and/or any contract, understanding or agreement to which it is a party, to its entering into this Agreement and performing all its obligations pursuant hereto.

         3.5 Except as set out in this Agreement, each of the Parties hereby warrants that it is in possession of all the approvals and consents necessary for the purpose of signing and performing this Agreement.

         3.6 Each of the Parties further warrants that it is not a party to any agreement, arrangement or obligation that is contrary to and/or impairs its ability to perform all its obligations pursuant hereto.

4.       VOTING AGREEMENT - BOARD OF DIRECTORS

         4.1 From the Second Closing Date until such time as Koor's holdings of the Koor Shares fall below the First Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election to the Company's Board of Directors of such number of candidates as are nominated to office by Koor, which is the greater of:

                  (1)      two directors; or

                  (2) a number of directors equal to 20% of the number of the Company's directors, including External Directors and including the directors who are elected as aforesaid in accordance with Koor's nomination, rounded up to the nearest whole number.

                  It is hereby agreed that if it is required in accordance with the Foreign Law that a majority of the Company's directors are Independent Directors, Koor undertakes that at least one half of the directors who are elected to office in accordance with its nomination as aforesaid, that number being rounded up to the nearest whole number, will fulfil the conditions required in respect of Independent Directors.

         4.2 After the Second Closing Date, from such time as Koor's holdings of the Koor Shares fall below the First Minimum Percentage or from such time as Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election of one director who has been nominated by Koor, provided that the candidate fulfils all the Qualification Conditions.

         4.3      From the First Closing Date until:

                  (i)      the Second Closing Date; or

                  (ii) to the extent that the Second Closing Date does not occur, until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or until such time as Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier;

                  Federmann shall vote by virtue of all its holdings in the Company's Shares in favor of the election of one director who has been nominated by Koor, provided that the candidate fulfils all the Qualification Conditions.

         4.4 From the First Closing Date, so long as Federmann holds 20% or more of the Company's issued share capital and so long as Koor holds the Company's Shares, Koor shall vote by virtue of all its holdings in the Company's Shares:

                  4.4.1 In favor of the election of all the directors of the Company whose candidacy for office has been nominated by Federmann, except for the directors for whose election Federmann has undertaken to vote as provided in Clauses 4.1 or 4.2 or 4.3, as the case may be, except for a candidate who does not fulfil the Qualification Conditions.

                  4.4.2    Without  derogating  from the  generality  of  Clause
                           4.4.1 above, in favor of the appointment of all the external directors whose candidacy is nominated by Federmann.

                  4.4.3 In favor of the appointment of the chairperson of the board of directors who has been nominated for office by Federmann, provided that if at the time of the General Meeting at which the appointment of the chairperson of the Company's board of directors is raised for discussion and vote, Koor is entitled to the restricted right described in Clause 6.3 below, then at the time of the General Meeting there shall serve one of the directors who has been elected to office in accordance with Koor's nomination as provided in Clause 4.1 above, who is nominated by Koor as Vice chairperson of the Company's board of directors.

         4.5 In Clauses 4.6 to 4.8 below, "Proposing Party" means the Party on whose nomination, as provided in Clauses 4.1 or 4.2 or 4.3 or 4.4 above, a particular candidate has been appointed as a director of the Company.

         4.6 If a Proposing Party wishes to replace or terminate the office of a director elected in accordance with its nomination, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote in favor of a proposal to remove said director from office and in favor of the appointment of another director in his place whose candidacy is nominated by the Proposing Party and who fulfils all the Qualification Conditions.

         4.7 The Parties shall vote against a proposal to remove from office a director whose candidacy was nominated by Koor or Federmann, unless the Proposing Party otherwise instructs in writing and in advance.

         4.8 If the post of a director is vacated for any reason, the Parties shall act, to the extent necessary, to hold a General Meeting of the Company and vote for the appointment as a director of such candidate as nominated by the Proposing Party in place of the director whose post has become vacant, provided that such candidate meets all the Qualification Conditions.

         4.9 Before holding any General Meeting of the Company, on the agenda of which is the appointment of directors, notice shall be given by the Company or by Federmann to Koor in connection with holding the General Meeting and, in accordance with applicable law and the Company's incorporation documents, each Party shall give the Company three Business Days' prior written notice, with a copy to the other, of the candidates nominated by it for the office of a director in the Company, as provided in this Clause 4 above.

         4.10 Should Koor's holdings of the Koor Shares fall below the First Minimum Percentage or should Koor's holdings of the Koor Shares fall below the First Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, in order to procure that all the directors who have been appointed to office on Koor's nomination as provided in Clause 4.1 above, other than one director, will immediately resign from their office as directors of the Company.

         4.11 Should Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or should Koor's holdings of the Koor Shares fall below the Second Minimum Quantity, whichever is earlier, Koor shall use its best efforts, subject to applicable law, to procure that the director appointed to office on its nomination, as provided in Clauses 4.2 and/or
                  4.3 above, shall immediately resign from his office as a director.

5.       GENERAL VOTING AGREEMENT

         5.1 From the First Closing Date and subject to the provisions of Clause 4 above, Koor undertakes to vote by virtue of all its holdings in the Company's Shares, on every matter and proposed resolution that is put to the Company's General Meeting for decision and/or for a resolution of the Company's shareholders in any manner whatsoever, in accordance with written instructions that are given to it by Federmann at least seven Business Days in advance before the time of the relevant
                  General Meeting or the time of passing the relevant resolution, as the case may be.

                  Solely for the purpose of this Clause 5.1, Koor shall not be deemed holder of the Company's Shares that are exclusively owned by related private companies that are not companies under Koor's Control and by related public companies of Koor. At Federmann's request and subject to applicable law, Koor shall make a recommendation to those companies to vote in accordance with such instructions as have been given to Koor by Federmann as aforesaid.

         5.2      The provisions of Clause 5.1 above shall not apply:

                  (i) as regards approval by the Company's General Meeting of transactions that are to be approved by reason of the fact that Federmann, Federmann's controlling shareholders or the officers of any of them have a personal interest in them; and

                  (ii) in connection with a proposal to alter the Company's Articles of Association that is such as to affect Koor's rights in accordance with the Company's Articles of Association in a manner that is prejudicial to Koor in comparison with Federmann.

         5.3 For the performance of the provisions of Clauses 4 and 5 above, the Parties undertake to attend every General Meeting of the Company and do all acts necessary, at the times prescribed therefor, so that their voting in the General Meeting by virtue of all their holdings in the Company will be valid and effective in accordance with applicable law and pursuant to the Company's incorporation documents.

6.       OTHER NON-TRANSFERABLE RIGHTS

         6.1 Koor undertakes to give Federmann written notice immediately after it learns that members of Charles Bronfman's family and/or trusts for the benefit of Charles Bronfman's family have ceased being Koor's controlling shareholders.

                  Federmann may, in its discretion, give written notice to Koor within 90 days of the date on which it receives Koor's written notice as aforesaid that it has decided to bring to an end the additional non-transferable rights set out in Clause 6.3 below (the date on which Federmann's written notice is received by Koor being referred to below in this Clause as the "TERMINATION DATE").

         6.2 The provisions of Clauses 6.3 to 6.8 below shall only apply in the period between the Second Closing Date and the earlier of the following two dates:

                  6.2.1 such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Percentage or such time as the number of the Koor Shares that are exclusively owned by Koor falls below the First Minimum Quantity, whichever is earlier. For the avoidance of doubt, Shares owned by a person or entity that is not Koor shall not be deemed as Shares that are exclusively owned by Koor, even if Koor is deemed to hold them by virtue of Clause 17.6 below; or

                  6.2.2    the Termination Date, as defined in Clause 6.1 above.

         6.3 The Parties shall act, subject to applicable law, for the appointment of one of the directors who have been elected to office on the nomination of Koor as provided in Clause 4.1 above, who shall be nominated by Koor, as Vice Chairperson of the Company's Board of Directors.

         6.4 The Parties shall act, subject to applicable law, so that on every one of the Company's Board of Directors' committees there shall be a member one of the directors elected for office on Koor's nomination as provided in Clause 4.1 above, who shall be nominated by Koor.

         6.5      The  Parties  shall act,  subject to  applicable  law, so that there shall be established in the Company a board of directors' committee for strategic planning, its members being: one of the directors elected for office on Koor's nomination as provided in Clause 4.1 above, who shall be nominated by Koor, at least one of the external directors and such other directors as determined by the Company's board of directors (hereinafter the "STRATEGIC PLANNING Committee"). The function of the Strategic Planning Committee shall be to assist and make recommendations to the Company's board of directors on the strategic planning of the Company's business activity.

         6.6 When the tenure of Mr Joseph Ackerman (hereinafter "MR. ACKERMAN") as President and CEO of the Company comes to an end, the Parties shall act, subject to the provisions of applicable law, so that the Company's board of directors establishes a special search committee, the composition of which shall include the Chairperson of the board of directors, the Vice Chairperson of the board of directors, a director elected to office on the nomination of Federmann as provided in Clause 4.4.1 above and a director elected to office on the nomination of Koor, as provided in Clause 4.1 above (hereinafter the "SEARCH COMMITTEE"). The Search Committee shall act for 30 days in an attempt to identify a candidate for the post of the Company's CEO, who is agreed by all the members of the Committee and it shall make a recommendation to the Company's board of directors to elect that candidate to the post of the Company's CEO. In any event, even if the Search Committee has been unable to locate a candidate agreed by all the members of the Search Committee within 30 days as aforesaid, the Company's CEO shall be elected by the Company's board of directors.

                  For the avoidance of doubt, it is clarified that the Company's President and CEO is currently Mr Ackerman, and that the Company's board of directors may extend Mr Ackerman's tenure as it deems fit, and that the Search Committee mentioned above shall not be established for that purpose.

         6.7 To the extent requested to do so by Koor, Federmann shall vote in the Company's General Meeting by virtue of all its holdings in the Company in order to pass a resolution of the Company approving the Company's entering into a Registration Rights Agreement with Koor, which will vest Koor, so long as it holds 5% or more of the Company's issued share capital, with one demand right on the same conditions, mutatis mutandis, ("REGISTRATION RIGHT") as those detailed in the Registration Rights Agreement dated 5 July 2000 among the Company, Elron Electronic Industries Ltd. and Federmann (the "REGISTRATION RIGHTS AGREEMENT"). Federmann hereby undertakes that to the extent that pursuant to the Registration Rights Agreement it is vested with more than one demand right and to the extent that the Company so requires for the purpose of granting the Registration Right to Koor, Federmann shall, without any consideration or compensation, relinquish one demand right that is vested in it pursuant to the Registration Rights Agreement.

         6.8 Should officers or controlling shareholders of Federmann serve as directors of any subsidiary of the Company, the Parties shall act, subject to applicable law, so that the Company also appoints as a director of that subsidiary one of the directors of the Company who has been appointed to office on Koor's nomination as provided in Clause 4 above. The foregoing shall not apply if there is any legal restriction to the appointment of more than one director, who is a director of the Company, to the subsidiary's board of directors as aforesaid.

7. For the avoidance of doubt, it is clarified that the rights granted to Koor pursuant to Clause 6 above, in all its sub-clauses, are personal (non-transferable) rights that are not attached to the Koor Shares that are held by Koor. Said rights are not assignable and/or transferable to any third party, either together with a Transfer of all or any of the Koor Shares in the Company or otherwise.

8.       RESTRICTIONS ON TRANSFER OF SHARES

         8.1 From the First Closing Date, Koor shall not Transfer all or any of the Koor Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 10, 11 and 12 below.

         8.2 From the First Closing Date, Federmann shall not Transfer all or any of the Federmann Shares, including in the event of a forced sale due to receivership, execution proceedings or winding-up proceedings, except subject to and in accordance with the provisions of Clauses 9 and 12 below.

9.       KOOR'S TAG-ALONG RIGHT ON A SALE OF THE FEDERMANN SHARES

         9.1 Should Federmann wish to Transfer any of the Federmann Shares that constitute more than half the Federmann Shares that are held by Federmann for the time being to a third party (in this Clause 9 the "THIRD PARTY"), Federmann shall provide Koor written notice detailing the number of Shares that it intends to Transfer to the Third Party (in this Clause "the OFFERED Shares"), the identity of the Third Party, the identity of all the Third Party's ultimate interested parties or, to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or another person and/or another entity in any manner whatsoever, the identity of every such trustee and other person and entity as aforesaid and the identity of the third party beneficiary and all its ultimate interested parties, the number of Shares that are held by Federmann at the time of giving the notice, all to the level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay Federmann for the Offered Shares, the payment terms and all the other material conditions of the transaction, including the transaction's conditions precedent (hereinafter in this Clause the "SALE NOTICE").

         9.2 By the end of a period of 7 Business Days starting on the date of Koor's receipt of the Sale Notice (hereinafter the "TAG-ALONG NOTICE PERIOD"), Koor may provide Federmann written notice that it wishes to sell to the Third Party the Koor
                  Shares that it holds at that time or a portion thereof together with the Offered Shares and at the price and on the payment terms and other conditions specified in the Sale Notice (in this Clause 9 the "TAG-ALONG NOTICE"). In the Tag-Along Notice, which will be provided during the Tag-Along Notice Period, Koor shall specify the quantity of Shares, solely out of the Koor Shares, that Koor wishes to sell the Third Party as aforesaid.

         9.3 Should Koor provide a Tag-Along Notice during the Tag-Along Notice Period, Federmann shall be entitled to Transfer its Shares to the Third Party, provided that the Third Party also purchases from Koor, at the price and on the payment terms and other conditions specified in the Sale Notice, and at the same time, the Koor Shares specified by Koor in the Tag-Along Notice. If the number of Offered Shares, together with the number of the Koor Shares specified in the Tag-Along Notice, exceeds the quantity of Shares that the Third Party is willing to purchase, the quantity of Shares that is purchased by the Third Party shall be apportioned pro rata between Federmann and Koor in the ratio between the number of the Federmann Shares that are held by Federmann prior to completing the Share Transfer to the Third Party and the number of the Koor Shares that are held by Koor prior to completing the Share Transfer to the Third Party.

         9.4      Should  Koor  not  provide  a  Tag-Along   Notice  during  the
                  Tag-Along Notice Period, Federmann may Transfer the Offered Shares to the Third Party for consideration and on payment terms and other conditions no better to Federmann than those detailed in the Sale Notice, provided that an Agreement for the Transfer of the Offered Shares is signed by Federmann and the Third Party within 30 Business Days of the end of the Tag-Along Notice Period and the Transfer of the Offered Shares pursuant thereto is completed within 180 days of the end of the Tag-Along Notice Period, all subject to the provisions of Clauses 12.1 to 12.3 below.

         9.5 For the avoidance of doubt, to the extent that a transaction for the Transfer to the Third Party of the Offered Shares is not signed by the expiration of 30 Business Days from the end of the Tag-Along Notice Period or the transaction for the Transfer of the Offered Shares is not completed within 180 days of the end of the Tag-Along Notice Period, Federmann may only Transfer the Offered Shares after again providing a Tag-Along Notice to Koor as provided above in this Clause 9.

         9.6 For the purpose of the foregoing provisions of Clause 9, there shall be deemed as a single Transfer (1) a number of transactions for the Transfer of Shares that are effected with a single Third Party during a six-month period and for such purpose a "Transaction for the Transfer of Shares" includes the grant, Transfer or sale of any option or right to acquire or receive Shares; and the "Single Third Party" includes any related company (as defined in the Securities Law, 5728-1968) of the

                  Third Party and any interested party (as defined in the Securities Law, 5728-1968) in any of them and includes anyone acting with the Third Party, in cooperation under an agreement, whether written or oral, and also (2) a transaction for the Transfer of Shares (as defined above) in the scope of which there are Transferred in any manner whatsoever - including as a result of a Transfer of Control in Heris from Federmann Enterprises to a Third Party or Third Parties and/or in other subsidiaries of Federmann from Federmann to any Third Party or Third Parties and/or a Transfer of actual economic control of the Federmann Shares that are owned by Heris and/or other subsidiaries of Federmann from Federmann to any Third Party or Third Parties - Shares of Federmann, from Federmann to any Third Party or Third Parties, in a percentage of more than 50% of the Federmann Shares that are then held by Federmann.

         9.7 For the avoidance of doubt, the foregoing shall not preclude Federmann from entering into an agreement to Transfer the Offered Shares to the Third Party before giving the Sale Notice, provided that such does not preclude Koor from tagging along in the sale of the Offered Shares to the Third Party in accordance with the provisions of this Clause 9.

         9.8 Without derogating from and in addition to the provisions of Clause 9.6, the provisions of Clauses 9.1 to 9.7 above shall not apply, and Koor shall not have a Tag-Along Right, in respect of a Transfer of any of the Federmann Shares from Federmann Enterprises to Heris and vice versa. Nevertheless, if Federmann Enterprises sells Control of Heris and at the time of the sale Heris holds more than 50% of the Federmann Shares, Federmann shall grant Koor the Tag-Along Right as provided in Clauses 9.1 to 9.7 above, mutatis mutandis. To the extent that at the time of the Transfer of Control of Heris, Heris holds other assets, in addition to the Federmann Shares, the value of the Federmann Shares that are held by Heris at that time shall be determined by an appraiser agreed between the Parties, and in the absence of such agreement, then by the chairperson of the accounting firm of Somekh Chaikin (KPMG), who may also appoint himself.

         9.9      It is agreed that the  foregoing  provisions of Clauses 9.1 to
                  9.8 shall not apply and Koor's Tag-Along Right shall expire from such time as Koor's holdings of the Koor Shares fall below the Second Minimum Percentage or from such time as Koor's holdings fall below the Second Minimum Quantity, whichever is earlier.

10.      NON-TRANSFER OF SHARES BY KOOR

         Koor shall not Transfer the Koor Shares or any of them during the period commencing on the date of signing this Agreement and ending at the later of the following two dates:

         10.1     on the  expiration  of 12 months after the First Closing Date;
                  or

         10.2 if the performance of Stage `B' of the Transaction pursuant to the Deed of Sale is completed - the expiration of nine months after the Second Closing Date;

         (hereinafter the "PROHIBITED SALES PERIOD").

11.      FEDERMANN'S RIGHT OF FIRST REFUSAL

         11.1 Subject to the provisions of Clause 10 above and Clause 12 below, if Koor wishes to Transfer any of the Koor Shares to a Third Party, it may only do so if it first enters into an agreement with a specific Third Party for the Transfer of those Shares, the agreement being subject to the Right of First Refusal vested in Federmann pursuant to this Agreement, and subject to the following provisions.

                  Koor shall provide Federmann written notice within 2 Business Days of entering the agreement with the Third Party, in which it shall notify Federmann that it has entered into a binding agreement for the Transfer of Shares from the Koor Shares to a Third Party (in this Clause 11 the "THIRD PARTY"), subject to the Right of First Refusal vested in Federmann pursuant to this Clause 11, and in the notice it shall detail the number of Shares that it has undertaken to Transfer to the Third Party (in this Clause the "OFFERED SHARES"), the identify of the Third Party and the identity of all the Third Party's ultimate interested parties or to the extent that the Third Party wishes to receive a Transfer of the Offered Shares indirectly through a trustee and/or other person and/or entity in any manner, then the identity of every such trustee and other person and entity as aforesaid, the identity of the Third Party beneficiary and of all its ultimate interested parties, the number of the Shares held by the Third Party on the date of providing the notice, all to the same level of detail for which the Company and/or the Third Party would be obligated, in accordance with Israeli securities laws, for reporting the identity of the said entities and persons, were the Third Party an interested party in the Company, and the consideration that the Third Party has undertaken to pay to Koor for the Offered Shares (which shall only be cash consideration), the payment terms and all the other material conditions of the transaction, including all the conditions precedent of the transaction (hereinafter in this Clause the "SALES NOTICE").

         11.2 Until the end of a period of 21 Business Days commencing on the date of Federmann's receipt of the Sales Notice (hereinafter in this Clause 11 the "ACCEPTANCE NOTICE PERIOD"), Federmann may give Koor written notice that it has decided to purchase the Offered Shares for the consideration and on the payment terms and other conditions detailed in the Sales Notice (hereinafter the "ACCEPTANCE NOTICE").

         11.3 In the event of Acceptance Notice being provided, Koor shall Transfer to Federmann and Federmann shall take a Transfer from Koor of all the Offered Shares, Free and Clear, for the consideration and on the terms and conditions detailed in the Sale Notice, within 7 Business Days of the date on which all the approvals and permits necessary for such transaction as aforesaid in accordance with applicable law are obtained and in any event not later than the expiration of 60 days from the date the Acceptance Notice is provided (hereinafter the "COMPLETION PERIOD"). The Parties shall cooperate in order to obtain all the approvals and permits necessary for the transaction as aforesaid as soon as possible.

         11.4 Should Federmann not provide Koor an Acceptance Notice in writing by the end of the Acceptance Notice Period or should Federmann provide an Acceptance Notice but the transaction mentioned in Clause 11.3 above not be completed by the end of the Completion Period other than due to a breach of this Agreement by Koor, Koor may Transfer the Offered Shares to the Third Party for the consideration and on the payment terms and other conditions detailed in the Sales Notice, provided that the transaction for the sale to the Third Party of the Offered Shares is completed by the expiration of 120 days from the end of the Acceptance Notice Period or from the end of the Completion Period, as the case may be (hereinafter the "MAXIMUM SALES PERIOD"), all subject to the provisions of Clauses 12.1 to 12.3 below.

         11.5 For the avoidance of doubt, should the transaction for the sale of the Offered Shares to the Third Party not be completed by the end of the Maximum Sales Period, Koor may only Transfer the Offered Shares after again providing a Right of First Refusal to Federmann as provided above in this Clause 11.

         11.6 From the end of the Prohibited Sales Period, the provisions of Clauses 11.1 to 11.5 above shall not apply with respect to a Stock Exchange sale of the Koor Shares by Koor in aggregate quantities not exceeding in any 12-month period 2% of the Company's issued share capital.

         11.7 Notwithstanding the provision of Clause 11.6 above, Koor may not Transfer, pursuant to Clause 11.6 above, in the aggregate, more than 300,000 of the Koor Shares that are held by it:

                  11.7.1 unless Federmann Transfers more than 650,000 of the Federmann Shares, except on a Transfer subject to Koor's Tag-Along Right pursuant to Clause 9 above, and except for a Transfer to a person or entity, the Shares held by which are deemed as held by Federmann in accordance with the provisions of Clause 17.6 below; or

                  11.7.2 unless the quantity of the Federmann Shares together with the Koor Shares falls below 45% of the Company's issued share capital, other than as a result of a breach of this Agreement by Koor.

12.      TRANSFER OF SHARES AND OBLIGATIONS PURSUANT TO THE AGREEMENT

         Without derogating from the other provisions of this Agreement, including Clause 7 above, it is agreed that on any Transfer of the Federmann Shares by Federmann that is subject to Koor's Tag-Along Right under Clause 9 above, and on any Transfer of the Koor Shares by Koor that is subject to Federmann's Right of First Refusal under Clause 11 above (hereinafter in this Clause 12 the "SHARES BEING Transferred", and Koor and Federmann being respectively the "TRANSFEROR PARTY"), the following provisions shall apply:

         12.1     If the  Transferor  Party wishes to Transfer all the Federmann
                  Shares or all the Koor Shares, as the case may be, the Transferor Party may not do so and such a Transfer shall be ineffective unless the Transferor Party Transfers and assigns to the transferee the Shares Being Transferred (in this Clause 12 the "PURCHASER"), together with the Transfer of the Shares Being Transferred, all the rights and obligations of the Transferor Party pursuant to this Agreement, and the Purchaser and the Transferor Party so confirm in writing to the other Party as provided in Clause 12.3 below. On completion of the assignment and Transfer of all the Transferor Party's rights and obligations as aforesaid, the Transferor Party shall cease being a Party to this Agreement and shall be succeeded by the Purchaser.

         12.2 If the Transferor Party wishes to Transfer only a portion of the Federmann Shares or only a portion of the Koor Shares, as the case may be, then the Transferor Party may not do so and such a Transfer shall be ineffective, unless, together with the Transfer of the Shares being Transferred, the Purchaser assumes all the obligations of the Transferor Party jointly and severally with the Transferor Party and confirms said obligation in writing to the other Party as provided in

                  Clause 12.3 below. For the avoidance of doubt, it is clarified that the Transferor shall continue to be entitled as against the other Party to all the rights vested in the Federmann Shares or the Koor Shares, as the case may be, that are held by it.

         12.3 In the event that Koor is the Transferor Party, Koor shall provide Federmann, together with the Sales Notice as mentioned in Clause 11.1 above, the written confirmation of Koor and the Purchaser as provided in Clause 12.1 above or the written confirmation of the Purchaser as provided in Clause 12.2 above, as the case may be, duly signed by the Purchaser and/or Koor, as the case may be.

                  In the event that Federmann is the Transferor Party, Federmann shall provide Koor, within 2 Business Days of signing an agreement with the Purchaser for the Transfer of the Offered Shares, as provided in Clause 9.4 or Clause 9.7 above, the written confirmation of the Purchaser, as provided in Clause
                  12.1 above or the written confirmation of Federmann and the Purchaser, as provided in Clause 12.2 above, as the case may be, duly signed by the Purchaser and/or Federmann, as the case may be.

         12.4 In addition to the foregoing, even in a case or cases in which Federmann Transfers any of the Federmann Shares that are held by it, the Transfer of which is not subject to Koor's Tag-Along Right pursuant to Clause 9 above, Federmann may, if it so desires, assign and Transfer its obligations pursuant to this Agreement or any of them so that the transferee of the Shares and Federmann shall be jointly and severally liable to Koor for all the obligations pursuant to this Agreement or a portion of them, in such proportion as determined between Federmann and the transferee of the Shares. For the avoidance of doubt, Federmann may exercise its right to assign and Transfer all or any of its obligations as provided in this Clause 12.4 together with a Transfer of any of the Federmann Shares, once or several times, in its discretion.

13.      LIMITATION ON RESTRICTIONS AND RIGHTS

         The limitations imposed with respect to a Share Transfer and the rights vested in the Parties in connection with a Share Transfer pursuant to Clauses 9 to 12 above only apply to the Federmann Shares and the Koor Shares, and those limitations and rights shall not apply with respect to other Shares in the Company that may be held by Federmann or Koor, as the case may be.

14.      TAG-ALONG RIGHT TO PURCHASE

         Should a Party to this Agreement (in this Clause 14 the "PURCHASING PARTY") directly or indirectly, including through subsidiaries and/or any trustee, acquire Shares of the Company for total consideration in excess of US$ 25 million (in this Clause 14 the "PURCHASED SHARES") from a Single Third Party, as defined in Clause 9.6 above (in this Clause 14 the "SELLER"), whether or not on the Stock Exchange (in this Clause 14 the "PURCHASE TRANSACTION"), the other Party to the Agreement (in this Clause 14 the "OTHER PARTY") shall have a right to tag along on such Acquisition as aforesaid, on the terms of the Purchase Transaction, and to acquire a portion of the securities that are being purchased (in this Clause 14 the "PURCHASE TAG-ALONG RIGHT") in accordance with the provisions set out below:

         14.1 The Purchasing Party shall provide the other Party written notice within 3 Business Days of the completion of the Purchase Transaction, detailing the terms of the Purchase Transaction that it has made, including the quantity of additional Shares, the price (which shall only be cash consideration), the payment terms, the Seller's identity and every other material condition (in this Clause 14 the "SELLER'S NOTICE").

         14.2 Within 14 Business Days of receiving the Purchaser's notice, the Other Party shall give the Purchasing Party written notice if it is tagging along in the Purchase Transaction and of the quantity of Shares, out of the additional Shares, that it wishes to purchase, not exceeding such quantity the ratio between which it and the rest of the additional Shares is equal to the ratio:

                  (i) if Koor is the Other Party - between the Koor Shares that are held by Koor on the date the Purchaser's notice is given and the Federmann Shares that are held by Federmann on the date the Purchaser's notice is given;

                  (ii) if Federmann is the Other Party - between the Federmann Shares that are held by Federmann on the date the Purchaser's notice is given and the Koor Shares that are held by Koor on the date the Purchaser's notice is given.

         14.3 Should the Other Party give the Purchasing Party Tag-Along notice at such time as mentioned in Clause 14.2 above, the Purchasing Party shall Transfer to the Other Party Shares of the Company in the quantity specified in the Tag-Along notice, Free and Clear, for the consideration and on the terms detailed in the Purchaser's notice, all within 7 Business Days of the date of giving the Tag-Along notice.

15.      TERM OF THE AGREEMENT AND EFFECT OF THE AGREEMENT

         15.1 This Agreement shall take effect on the First Closing Date. Should Stage `A' of the Transaction (as the term is defined in the Deed of Sale) not be performed and completed by the end of 3 Business Days after the Stage `A' Completion Deadline (as defined in the Deed of Sale), then this Agreement shall be null and void and ineffective, without either of the Parties having any claim, complaint or demand against the other.

         15.2 This Agreement shall be in effect until the end of a period of 15 years from the date on which it enters into effect as provided in Clause 15.1 above or until such time as
                  Federmann's holdings of the Federmann Shares together with Koor's holdings of the Koor Shares fall below 25% of the Company's issued share capital, whichever is the earlier.

         15.3 For the avoidance of doubt, it is clarified that this Agreement shall not come to an end if Koor or Federmann ceases to hold Koor Shares or the Federmann Shares, as the case may be, if together with a Transfer of the remainder of the Federmann Shares or the Koor Shares, as the case may be, the Transferor Party (as defined in Clause 12 above) Transferred and assigned all its rights and obligations pursuant to this Agreement to the Purchaser (as defined in Clause 12 above), and the provisions of this Agreement shall continue to apply and obligate the Purchaser and the Other Party.

16.      KOOR'S WITHDRAWAL FROM THE CONTROLLING INTEREST

         16.1 Koor may at any time from October 1, 2008, provide written notice to Federmann in which it shall inform Federmann of Koor's desire to bring to an end its rights and obligations pursuant to Clauses 4, 6 (if Koor is entitled to rights pursuant to Clause 6 at that time), 7, 8, 9, 10, 11 (except for Clauses 11.6 and 11.7), 12, 13 and 14 of this Agreement (hereinafter in this Clause 16 the "REVOKED CLAUSES"), and on the expiration of 6 months from the date on which Federmann is given Koor's written notice as aforesaid (hereinafter in this Clause 16 the "EXPIRATION DATE"), all the Parties' rights and obligations pursuant to the Revoked Clauses shall expire so that the sole rights and obligations that will continue to obligate and entitle the Parties pursuant to this Agreement shall be the rights and obligations in Clause 5 above and this Clause 16, all without prejudice to either of the Party's rights to any relief in respect of a breach of any of the provisions of the Revoked Clauses that occurred prior to the Expiration Date.

         16.2 Should such notice be given by Koor and to the extent that Federmann so wishes, the Parties shall discuss the possibility of Koor's Shares that are held by Koor at that time being acquired by Federmann, alone or together with others, without the provisions of this Clause being such as to obligate either of the Parties to enter into such a purchase agreement or to permit Koor to Transfer the Koor Shares otherwise than in accordance with the provisions of Clauses 16.3 and 16.4 below.

         16.3 As from the Expiration Date, Koor may Transfer all or any of the Koor Shares that are held by it in any way, either by a Stock Exchange sale or otherwise, including a distribution in kind to its shareholders, subject nevertheless to Federmann's Right of First Offer as provided in Clause 16.4 below or in accordance with the provisions of Clauses 11.6 and 11.7 above.

         16.4     Federmann's Right of First Offer

                  16.4.1 As of the Expiration Date, Koor may not Transfer any of the Koor Shares unless it first gives Federmann written notice detailing the quantity of the Koor Shares that it wishes to transfer (hereinafter the "OFFERED SHARES").

                  16.4.2 Federmann may, but is not required to, within 14 Business Days of receiving Koor's notice as aforesaid (hereinafter in this Clause 16.4 the "OFFER PERIOD"), provide Koor written notice (hereinafter in this Clause 16.4 "FEDERMANN'S NOTICE"), informing Koor that it wishes to purchase from Koor the Offered
                           Shares or the portion of them as specified by Federmann in Federmann's Notice (hereinafter in this Clause 16. the "SHARES FOR PURCHASE") and the price per Share that it is willing to pay for those Shares (hereinafter in this Clause 16.4 the "PRICE Offered").

                  16.4.3   Within   7   Business   Days  of   Koor's   receiving
                           Federmann's Notice, Koor shall provide Federmann written notice (hereinafter in this Clause 16.4 the "KOOR'S NOTICE") if it agrees or if it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered. Should Koor inform Federmann in Koor's Notice that it agrees to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor shall Transfer to Federmann and Federmann shall accept from Koor a Transfer of the Shares for Purchase, and Federmann shall pay Koor the Price Offered, all by the expiration of 21 Business Days from the date Koor's Notice is received by Federmann (hereinafter in this Clause 16.4 the "COMPLETION PERIOD").

                  16.4.4 Should Koor inform Federmann in Koor's Notice that it does not agree to Transfer to Federmann the Shares for Purchase at the Price Offered, Koor may Transfer the Shares for Purchase to a Third Party or Third Parties, but only at a price greater than the Price Offered on the same or more favorable payment terms to Koor than those specified in Clause 16.4.3 above, without any further obligation of Koor, all within 90 Business Days of the date Koor's Notice is given. For the avoidance of doubt, to the extent that the Shares for Purchase have not been Transferred by Koor to a Third Party as aforesaid within 90 Business Days of the date of Koor's notice being provided, Koor may only Transfer the Shares for Purchase after again providing Federmann the Right of First Offer as provided in this Clause 16.4.

                  16.4.5   Should  Federmann  not  provide   Federmann's  Notice
                           within  the 14  Business  Days  mentioned  in  Clause
                           16.4.2 above or should Federmann state in Federmann's Notice that it wishes to acquire only some of the Offered Shares or if the Transfer of the Shares for Purchase has not been completed by the end of the Completion Period, otherwise than due to a breach of contract by Koor, Koor may, within 90 Business Days of the date on which Koor's Notice was provided as provided in Clause 16.4.3 above or from the end of the Completion Period, as the case may be, sell the Offered Shares (if Federmann's Notice has not been provided as aforesaid) or that portion of them that are not included in the Shares for Purchase (if Federmann's Notice is provided with respect to only a portion of the offered Shares).

                  16.4.6 For the purpose of Clauses 16.4.3 and 16.4.5 above, a Transfer of Shares by means of their distribution as a dividend in kind by Koor to its shareholders shall be deemed as a Transfer of Shares that is made on the date determining the rights to receive the dividend in kind by Koor's shareholders, and such Transfer as aforesaid shall be deemed as though made at the average closing price of the Company's shares on the Tel Aviv Stock Exchange in the 12 trading days before and in the 12 trading days after the date of giving Koor's written notice as provided in Clause 16.4.1 above.

17.      MISCELLANEOUS

         17.1 This Agreement may be signed in several separate copies and each copy signed by one of the Parties shall be treated as an original and all together they shall be treated as a single, complete document.

         17.2 No conduct by either of the Parties shall be deemed a waiver of any of its rights pursuant to this Agreement or by law or as its waiver of or acquiescence to in any breach or non-performance of any condition, unless the waiver, acquiescence, postponement, modification, cancellation or addendum has been done expressly and in writing.

         17.3 This Agreement contains, embodies, merges and expresses all the terms and conditions agreed between the Parties on the matters mentioned herein. Any promises, guarantees, agreements, whether written or oral, undertakings or representations on the matters mentioned in this Agreement that were given or made by the Parties prior to the making of this Agreement that have not found specific expression herein shall not be deemed to augment, derogate from or modify the rights and obligations provided in this Agreement or deriving herefrom, and the Parties shall not be bound by them from the date of this Agreement (hereinafter "REVOCATION OF THE OBLIGATIONS PRECEDING SIGNATURE"). It is hereby expressly agreed that the Revocation of the Obligations Preceding Signature shall be effective even in the event that this Agreement is revoked or rescinded for any reason. The foregoing shall not be such as to impair the effect of the Parties' rights and obligations pursuant to the Sale [sic] Agreement.

         17.4 For the avoidance of doubt, the provisions of the Shareholders Agreement between Koor and the Company, including wording that is different from the wording of this Agreement, shall not in any manner be applied in the interpretation of this Agreement. Without prejudice to the generality of the foregoing, the exchanges of documents between the Parties prior to the signature of this Agreement, including the drafts exchanged between them, shall have no significance in the interpretation of this Agreement.

         17.5 Except as otherwise provided in this Agreement, the Parties' rights and obligations pursuant to this Agreement are not assignable and/or transferable. The provisions of this Clause are not such as to affect Federmann's right to exercise its right of first refusal as provided in Clause 11 above by means of any third party and/or third parties.

         17.6 In this Agreement any person or entity shall be deemed as holding all the Shares held by it, directly or indirectly and, without prejudice to the generality of the foregoing, all the Shares held, directly or indirectly, by any related entity and by any member of his family, as they are defined in the Securities Law, 5728-1968; and also all the

                  Shares that are held by any person and/or entity that is construed in accordance with the provisions of the Securities Law, 5728-1968 as holding Shares of the Company together with that person or entity and also all the Shares held through a trustee and/or registration company, and also all the Shares that are held by another shareholder of the Company who is jointly and severally liable with a Party to this Agreement for the obligations pursuant to this Agreement. Nevertheless, a Party to this Agreement shall not, for the purpose of this Agreement, be treated as holding Shares that are held by the other Party to this Agreement.

         17.7 This Agreement shall be governed by the laws of the State of Israel, without taking into account its choice of law rules. Exclusive jurisdiction on all matters relating to this Agreement or deriving herefrom is vested in the competent courts in the City of Tel Aviv-Jaffa and in them alone.

         17.8 Each of the Parties to this Agreement shall bear the legal expenses that it is charged in respect of this Agreement.

         17.9 An obligation to vote by virtue of all of a Party's Shares in the Company in connection with any resolution in any way also includes the obligation to participate in the vote by virtue of all those Shares, and not to vote for any further or other proposed resolution that is such as to contradict, cancel or diminish said resolution.

         17.10 Without being such as to impose any further limitations on the Transfer of Shares other than that expressly provided in this Agreement, each of the Parties undertakes to act in good faith towards the other and not, by act or omission, to cause the frustration of this Agreement's provisions or any of them and/or to make them unrealizable.

         17.11 The Parties hereto may extend any time specified in this Agreement, either once or several times, by written notice signed by two officers of each Party to this Agreement, without any further approval being necessary.

18.      NOTICES

         18.1 The Parties' addresses for the purpose of this Agreement are as set out in the heading hereto or any other address in Israel of which one Party gives the other written notice.

         18.2 Any notice pursuant to this Agreement shall be in writing and be sent by registered mail or personal delivery by messenger to the address of the relevant Party, as mentioned in Clause 18.1 above, and that address shall in all respects in connection with this Agreement also be the address of that Party for the service of court process.

         18.3 Notice that is sent shall be treated as having reached the addressee and come to its knowledge within five Business Days if sent by registered mail or, if delivered in person by messenger by 17:00 hours on any Business Day, it shall be treated as received on the Business Day after delivery.

          IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT:

___(signed)____________                               _______(signed)___________
Koor Industries Ltd.                                  Federmann Enterprises Ltd.

                              ___(signed)__________
                              Heris Aktiengesellschaft

                                                                       EXHIBIT 9

                          [TRANSLATED FROM THE HEBREW]


                        AMENDMENT TO SHARE TRANSFER DEED
                           AND SHAREHOLDERS' AGREEMENT

             Made and signed in Tel Aviv on the 6th day of July 2005

          BETWEEN:  1.        FEDERMANN ENTERPRISES LTD

                              Company Number 512278391

                              (hereinafter    referred    to    as    "FEDERMANN
                              ENTERPRISES")

                    2.        HERIS AKTIENGESELLSCHAFT

                              Company Number 560021966

                              (hereinafter referred to as "HERIS")

                    whose address for the purpose of this agreement only is:

                    99 Hayarkon Street, Tel Aviv

                    (hereinafter   jointly   and   severally   referred   to  as
                    "FEDERMANN")

                                                                 of the one part

          AND:                KOOR INDUSTRIES LTD

                              Company Number 520014143

                              of 14 Hamelacha Street, Afek Industry Park, Rosh Ha'ayin 48091

                              (hereinafter referred to as "KOOR")

                                                               of the other part

                              (hereinafter referred to as "THE PARTIES")

WHEREAS on 27th December 2004 Federmann Enterprises and Koor executed a share transfer deed (hereinafter referred to as "THE FEDERMANN-KOOR DEED"), pursuant whereto it was agreed, inter alia, that Federmann Enterprises would sell and transfer to Koor, in two stages, 4,000,000 (four million) ordinary shares constituting, on the date of signing the Federmann-Koor Deed, approx. 9.8% of the issued and paid up share capital of Elbit Systems Ltd (hereinafter referred to as "THE COMPANY"), all subject to and in accordance with the provisions of the Federmann-Koor Deed;

WHEREAS on 30th March 2005 Federmann Enterprises and Koor agreed to extend Stage "A" Completion Deadline (as such expression is defined in the Federmann-Koor Deed);


WHEREAS on 18th April 2005 a further protocol was executed between Federmann Enterprises and Koor pursuant whereto they agreed to extend certain deadlines prescribed in the Federmann-Koor Deed (hereinafter referred to as "THE PROTOCOL");

WHEREAS on 18th April 2005 Stage "A" of the Transaction (as such expression is defined in the Federmann-Koor Deed) was implemented and Federmann Enterprises sold and transferred the Stage "A" Shares (as such expression is defined in the Federmann-Koor Deed) to Koor;


WHEREAS on 27th December 2004 the parties signed a shareholders' agreement that entered into force on 18th April 2005 (hereinafter referred to as "THE SHAREHOLDERS' AGREEMENT");

WHEREAS before the implementation of Stage "B" of the Transaction (as such expression is defined in the Federmann-Koor Deed prior to this amendment), the parties agree to reduce the quantity of Stage "B" Shares (as such expression is defined in the Federmann-Koor Deed, prior to this amendment) being transferred and sold from Federmann Enterprises to Koor, such that instead of 1,840,000 (one million eight hundred and forty thousand) ordinary shares of the Company, Koor will purchase from Federmann Enterprises, in Stage "B" of the Transaction, 1,000,000 (one million) ordinary share of the Company alone, such that the total number of shares Koor has purchased and shall purchase from Federmann Enterprises pursuant to the provisions of the Federmann-Koor Deed, including the amendments thereto, shall be 3,160,000 (three million one hundred and sixty thousand) ordinary shares of the Company alone;

WHEREAS             the parties  agree that the  implementation  of Stage "B" of the Transaction (as such expression is defined in the Federmann-Koor Deed) shall not be subject to any condition precedent, and shall be implemented independently and regardless of Elbit-Koor Deed Stage "B" (as such expression is defined in the Federmann-Koor Deed), prior to its amendment pursuant hereto);

WHEREAS the parties accordingly wish to amend the Federmann-Koor Deed and the Shareholders' Agreement, as set forth herein;

NOW,  THEREFORE,  IT IS  WARRANTED,  PROVIDED AND AGREED  BETWEEN THE PARTIES AS
FOLLOWS:

1.        The recitals to this amendment constitute an integral part hereof.

2. The expressions and definitions adopted in this amendment shall bear the meanings attributed to them in the Federmann-Koor Deed, after its amendment pursuant hereto, unless expressly stated otherwise.

3.        Each of the parties warrants and undertakes as follows:

          3.1 that it is authorized to execute this amendment and perform its obligations pursuant hereto and that those signing this amendment on its behalf are legally authorized to bind it;

          3.2 that there is no impediment at law and/or pursuant to its documents of incorporation and/or pursuant to any court order or instruction and/or any contract and/or consent and/or agreement to which it is a party to its executing this amendment and performing all its obligations pursuant hereto;

          3.3 that it has all the approvals and consents required for the purpose of executing and implementing this amendment.

4. The parties agree to effect the amendments to the Federmann-Koor Deed, as marked with revision marks on the Federmann-Koor Deed annexed hereto as APPENDIX "A1" and constituting an integral part hereof. In addition, for the parties' convenience, a clean copy (without revision marks) of the Federmann-

          Koor Deed, after its amendment pursuant hereto, is annexed hereto as APPENDIX "A2". In the event of any contradiction between the provisions of APPENDIX "A1" hereto and the provisions of APPENDIX "A2" hereto, only the provisions of APPENDIX "A1" shall apply to and bind the parties.

5. The parties agree to effect all the amendments in the Shareholders' Agreement, as marked with revision marks on the Shareholders' Agreement annexed hereto as APPENDIX "B1" and constituting an integral part hereof. In addition, for the parties' convenience, a clean copy (without revision marks) of the Shareholders' Agreement, after its amendment pursuant hereto, is annexed hereto as APPENDIX "B2". In the event of any contradiction between the provisions of APPENDIX "B1" hereto and the provisions of APPENDIX "B2" hereto, only the provisions of APPENDIX "B1" shall apply to and bind the parties.

6. In the event of any contradiction between the provisions of the Federmann-Koor Deed, the provisions of the Shareholders' Agreement and the provisions of this amendment, the provisions of the amendment shall prevail, unless expressly stated otherwise, provided that the provisions of the Federmann-Koor Deed and the provisions of the Shareholders' Agreement, that have not been expressly amended in this amendment and its appendices, shall remain unchanged.

                       AS WITNESS THE HANDS OF THE PARTIES

______(signed)_________                              ________(signed)_________
Koor Industries Ltd                                  Federmann Enterprises Ltd

By: Jonathan Kolber, Danny Biran            By: Michael Federmann, Dov Ninve

________(signed)____________
Heris Aktiengesellschaft

By: Michael Federmann

ADVOCATE'S CERTIFICATE

I, Shlomo Heller, Adv., hereby certify that Messrs Jonathan Kolber and Danny Biran, jointly, are authorised to sign, on behalf of Koor Industries Ltd, this deed and the documents ancillary thereto or required for the object of implementing it.

____(signed)________________
Sholomo Heller, Adv.

ADVOCATE'S CERTIFICATE

I, Michal Bachrach, Adv., hereby certify that Messrs Michael Federmann and Dov Ninve, jointly, are authorised to sign, on behalf of Federmann Enterprises Ltd, this deed and the documents ancillary thereto or required for the object of implementing it.

____(signed)________________
Michal Bachrach, Adv.

ADVOCATE'S CERTIFICATE

I, Michal Bachrach, Adv., hereby certify that Mr. Michael Federmann is authorised to sign, on behalf of HERIS AKTIENGESELLSCH, this deed and the documents ancillary thereto or required for the object of implementing it.

____(signed)________________
Michal Bachrach, Adv.